Table of Contents

118	Management’s Responsibility for Financial Information

119	Independent Auditors’ Report of Registered Public Accounting Firm

120	Consolidated Statement of Financial Position

121	Consolidated Statement of Income

122	Consolidated Statement of Comprehensive Income

123	Consolidated Statement of Changes in Equity

124	Consolidated Statement of Cash Flows

125	Notes to the 2014 Consolidated Financial Statements

2014  Scotiabank Annual Report      117

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and

Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2014 and October 31, 2013 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2014 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinion upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Brian Porter

President and Chief Executive Officer

Sean McGuckin

Executive Vice-President

and Chief Financial Officer

Toronto, Canada

December 5, 2014

118      2014  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited the accompanying consolidated financial statements of The Bank of Nova Scotia, which comprise the consolidated statements of financial position as at October 31, 2014 and October 31, 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Bank of Nova Scotia as at October 31, 2014 and October 31, 2013 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 5, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of The Bank of Nova Scotia’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 5, 2014

2014  Scotiabank Annual Report      119

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2014	2013(1)
Assets
Cash and deposits with financial institutions	6		$56,730	$53,338
Precious metals			7,286	8,880
Trading assets
Securities	8	(a)	95,363	84,196
Loans	8	(b)	14,508	11,225
Other			3,377	1,068
			113,248	96,489
Financial instruments designated at fair value through profit or loss	9		111	106
Securities purchased under resale agreements and securities borrowed			93,866	82,533
Derivative financial instruments	10		33,439	24,503
Investment securities	12		38,662	34,319
Loans
Residential mortgages	13		212,648	209,865
Personal and credit cards	13		84,204	76,008
Business and government	13		131,098	119,615
			427,950	405,488
Allowance for credit losses	14	(b)	3,641	3,273
			424,309	402,215
Other
Customers’ liability under acceptances			9,876	10,556
Property and equipment	17		2,272	2,214
Investments in associates	18		3,461	5,326
Goodwill and other intangible assets	19		10,884	10,704
Deferred tax assets	30	(c)	1,763	1,938
Other assets	20		9,759	10,523
			38,015	41,261
			$805,666	$743,644
Liabilities
Deposits
Personal	22		$175,163	$171,048
Business and government(2)	22		342,367	313,820
Financial institutions	22		36,487	33,019
			554,017	517,887
Financial instruments designated at fair value through profit or loss(2)	9		465	174
Other
Acceptances			9,876	10,556
Obligations related to securities sold short			27,050	24,977
Derivative financial instruments	10		36,438	29,267
Obligations related to securities sold under repurchase agreements and securities lent			88,953	77,508
Subordinated debentures	23		4,871	5,841
Other liabilities	24		34,785	32,047
			201,973	180,196
			756,455	698,257
Equity
Common equity
Common shares	26		15,231	14,516
Retained earnings			28,609	25,068
Accumulated other comprehensive income (loss)			949	388
Other reserves			176	193
Total common equity			44,965	40,165
Preferred shares	27		2,934	4,084
Total equity attributable to equity holders of the Bank			47,899	44,249
Non-controlling interests in subsidiaries	34	(b)	1,312	1,138
			49,211	45,387
			$805,666	$743,644

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Prior period amounts have been reclassified to conform with current period presentation.

Thomas C. O’Neill	Brian Porter
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note	2014	2013(1)	2012(1)
Revenue
Interest income
Loans		$18,176	$17,359	$15,606
Securities		921	1,000	1,045
Securities purchased under resale agreements and securities borrowed		180	190	221
Deposits with financial institutions		263	279	287
		19,540	18,828	17,159
Interest expense
Deposits		6,173	6,397	6,117
Subordinated debentures		204	339	381
Other		858	742	691
		7,235	7,478	7,189
Net interest income		12,305	11,350	9,970
Fee and commission revenues
Banking	35	3,739	3,470	3,187
Wealth management	35	2,794	2,493	2,170
Underwriting and other advisory		712	503	493
Non-trading foreign exchange		420	404	365
Other		412	345	293
		8,077	7,215	6,508
Fee and commission expenses		340	298	262
Net fee and commission revenues		7,737	6,917	6,246
Other operating income
Trading revenues	36	1,114	1,300	1,299
Net gain on sale of investment securities	12(d)	741	375	185
Net income from investments in associated corporations	18	428	681	448
Insurance underwriting income, net of claims		474	448	388
Other	18, 41	805	228	1,110
		3,562	3,032	3,430
Total revenue		23,604	21,299	19,646
Provision for credit losses	14(b)	1,703	1,288	1,252
		21,901	20,011	18,394
Operating expenses
Salaries and employee benefits		6,743	6,407	5,802
Premises and technology		1,936	1,815	1,607
Depreciation and amortization		526	516	446
Communications		417	409	373
Advertising and business development		571	505	450
Professional		471	432	340
Business and capital taxes		314	274	248
Other	25	1,623	1,306	1,170
		12,601	11,664	10,436
Income before taxes		9,300	8,347	7,958
Income tax expense		2,002	1,737	1,568
Net income		$7,298	$6,610	$6,390
Net income attributable to non-controlling interests in subsidiaries	34(b)	$227	$231	$196
Net income attributable to equity holders of the Bank		$7,071	$6,379	$6,194
Preferred shareholders		155	217	220
Common shareholders		$6,916	$6,162	$5,974
Earnings per common share (in dollars)
Basic	37	$5.69	$5.15	$5.27
Diluted	37	$5.66	$5.11	$5.18

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

2014  Scotiabank Annual Report      121

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Net income	$7,298	$6,610	$6,390
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,607	687	85
Net gains (losses) on hedges of net investments in foreign operations	(943)	(469)	(33)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	25	(1)	(62)
Net gains (losses) on hedges of net investments in foreign operations	(250)	(127)	(35)
	889	346	149
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	801	378	331
Reclassification of net (gains) losses to net income(2)	(934)	(289)	(176)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	186	79	58
Reclassification of net (gains) losses to net income	(281)	(100)	(54)
	(38)	110	151
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	441	280	32
Reclassification of net (gains) losses to net income	(447)	(155)	124
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	137	85	3
Reclassification of net (gains) losses to net income	(137)	(53)	37
	(6)	93	116
Net change in remeasurement of employee benefit plan asset and liability:(3)
Actuarial gains (losses) on employee benefit plans	(432)	774	(1,024)
Income tax expense (benefit)	(112)	211	(277)
	(320)	563	(747)
Other comprehensive income from investments in associates	58	20	25
Other comprehensive income (loss)	583	1,132	(306)
Comprehensive income	$7,881	$7,742	$6,084
Comprehensive income attributable to non-controlling interests	$249	$227	$170
Comprehensive income attributable to equity holders of the Bank	$7,632	$7,515	$5,914
Preferred shareholders	155	217	220
Common shareholders	$7,477	$7,298	$5,694

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Includes amounts related to qualifying hedges.
(3)	Amounts recorded for remeasurement of employee benefits plan assets and liabilities will not be reclassified to the Consolidated Statement of Income.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)									Non-controlling interests
($ millions)	Common shares (Note 26)	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Cash flow hedging	Employee benefits	Share from associates	Other reserves(2)	Total common equity	Preferred shares (Note 27)	Total common and preferred equity	Non-controlling interests in subsidiaries (Note 34(b))	Capital instrument equity holders (Note 4)	Total
Balance as reported November 1, 2013	$14,516	$25,315	$(173)	$705	$(42)	$–	$55	$193	$40,569	$4,084	$44,653	$1,155	$743	$46,551
Opening adjustment(3)	–	(247)	–	–	–	(157)	–	–	(404)	–	(404)	(17)	(743)	(1,164)
Restated balances	14,516	25,068	(173)	705	(42)	(157)	55	193	40,165	4,084	44,249	1,138	–	45,387
Net income	–	6,916	–	–	–	–	–	–	6,916	155	7,071	227	–	7,298
Other comprehensive income (loss)	–	–	873	(41)	(6)	(323)	58	–	561	–	561	22	–	583
Total comprehensive income	$–	$6,916	$873	$(41)	$(6)	$(323)	$58	$–	$7,477	$155	$7,632	$249	$–	$7,881
Shares issued	771	3	–	–	–	–	–	(34)	740	–	740	–	–	740
Shares repurchased/redeemed	(56)	(264)	–	–	–	–	–	–	(320)	(1,150)	(1,470)	–	–	(1,470)
Common dividends paid	–	(3,110)	–	–	–	–	–	–	(3,110)	–	(3,110)	–	–	(3,110)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(155)	(155)	–	–	(155)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(76)	–	(76)
Share-based payments	–	–	–	–	–	–	–	30	30	–	30	–	–	30
Other	–	(4)	–	–	–	–	–	(13)	(17)	–	(17)	1 (4)	–	(16)
Balance as at October 31, 2014	$15,231	$28,609	$700	$664	$(48)	$(480)	$113	$176	$44,965	$2,934	$47,899	$1,312	$–	$49,211

Balance as reported November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$–	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379
Opening adjustment(3)	–	(203)	–	–	–	(714)	–	–	(917)	–	(917)	(20)	(777)	(1,714)
Restated balances	13,139	21,775	(528)	597	(135)	(714)	35	166	34,335	4,384	38,719	946	–	39,665
Net income	–	6,162	–	–	–	–	–	–	6,162	217	6,379	231	–	6,610
Other comprehensive income (loss)	–	–	358	108	93	557	20	–	1,136	–	1,136	(4)	–	1,132
Total comprehensive income	$–	$6,162	$358	$108	$93	$557	$20	$–	$7,298	$217	$7,515	$227	$–	$7,742
Shares issued	1,377	1	–	–	–	–	–	(35)	1,343	–	1,343	–	–	1,343
Preferred shares redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	–	(300)
Common dividends paid	–	(2,858)	–	–	–	–	–	–	(2,858)	–	(2,858)	–	–	(2,858)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(217)	(217)	–	–	(217)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(80)	–	(80)
Share-based payments	–	–	–	–	–	–	–	36	36	–	36	–	–	36
Other	–	(12)	(3)	–	–	–	–	26 (5)	11	–	11	45 (4)	–	56
Balance as at October 31, 2013(3)	$14,516	$25,068	$(173)	$705	$(42)	$(157)	$55	$193	$40,165	$4,084	$44,249	$1,138	$–	$45,387

Balance as reported November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$–	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Opening adjustment(3)	–	(144)	–	–	–	32	–	–	(112)	–	(112)	(17)	(874)	(1,003)
Restated balances	8,336	18,277	(697)	441	(251)	32	10	96	26,244	4,384	30,628	609	–	31,237
Net income	–	5,974	–	–	–	–	–	–	5,974	220	6,194	196	–	6,390
Other comprehensive income (loss)	–	–	169	156	116	(746)	25	–	(280)	–	(280)	(26)	–	(306)
Total comprehensive income	$–	$5,974	$169	$156	$116	$(746)	$25	$–	$5,694	$220	$5,914	$170	$–	$6,084
Shares issued	4,803	8	–	–	–	–	–	(26)	4,785	–	4,785	–	–	4,785
Common dividends paid	–	(2,493)	–	–	–	–	–	–	(2,493)	–	(2,493)	–	–	(2,493)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(220)	(220)	–	–	(220)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(44)	–	(44)
Share-based payments	–	–	–	–	–	–	–	38	38	–	38	–	–	38
Other	–	9	–	–	–	–	–	58 (5)	67	–	67	211 (4)	–	278
Balance as at October 31, 2012(3)	$13,139	$21,775	$(528)	$597	$(135)	$(714)	$35	$166	$34,335	$4,384	$38,719	$946	$–	$39,665

(1)	Includes undistributed retained earnings of $52 (2013 – $43; 2012 – $38) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments (Refer to Note 29).
(3)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(4)	Includes changes to non-controlling interests arising from business combinations and divestitures.
(5)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 29).

The accompanying notes are an integral part of these consolidated financial statements

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Cash flows from operating activities
Net income	$7,298	$6,610	$6,390
Adjustment for:
Net interest income	(12,305)	(11,350)	(9,970)
Depreciation and amortization	526	516	446
Provisions for credit losses	1,703	1,288	1,252
Equity-settled share-based payment expense	30	36	38
Net gain on sale of investment securities	(741)	(375)	(185)
Realized gain on sale of an investment in an associate	(469)	–	–
Unrealized gain on reclassification of an investment in an associate	(174)	–	–
Net income from investments in associated corporations	(428)	(681)	(448)
Gain on sale of property and equipment	(33)	(50)	(864)
Provision for income taxes	2,002	1,737	1,568
Changes in operating assets and liabilities:
Trading assets	(13,848)	(6,793)	(11,976)
Securities purchased under resale agreements and securities borrowed	(7,526)	(9,866)	(19,514)
Loans	(16,785)	(16,006)	(29,559)
Deposits	20,224	6,028	36,109
Obligations related to securities sold short	1,506	5,458	3,560
Obligations related to assets sold under repurchase agreements and securities lent	7,306	17,455	18,955
Net derivative financial instruments	(1,147)	282	2,203
Other, net	7,214	4,758	(575)
Dividends received	1,063	1,139	1,026
Interest received	18,438	18,011	16,229
Interest paid	(7,509)	(7,688)	(7,386)
Income tax paid	(1,401)	(1,555)	(1,006)
Net cash from/(used in) operating activities	4,944	8,954	6,293
Cash flows from investing activities
Interest-bearing deposits with financial institutions	213	(4,079)	(6,557)
Purchase of investment securities	(47,328)	(47,894)	(34,856)
Proceeds from sale and maturity of investment securities	44,876	52,652	31,778
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	2,045	(3,439)	(458)
Proceeds from disposal of real estate assets	–	–	1,407
Other property and equipment, net of disposals	(277)	(180)	(435)
Other, net	(115)	(324)	(298)
Net cash from/(used in) investing activities	(586)	(3,264)	(9,419)
Cash flows from financing activities
Proceeds from subordinated debentures	–	–	3,250
Redemption/repayment of subordinated debentures	(1,000)	(4,210)	(20)
Redemption of preferred shares	(1,150)	(300)	–
Proceeds from common shares issued	753	1,256	4,200
Common shares purchased for cancellation	(320)	–	–
Cash dividends paid	(3,265)	(3,075)	(2,713)
Distributions to non-controlling interests	(76)	(80)	(44)
Other, net	872	30	283
Net cash from/(used in) financing activities	(4,186)	(6,379)	4,956
Effect of exchange rate changes on cash and cash equivalents	207	102	(88)
Net change in cash and cash equivalents	379	(587)	1,742
Cash and cash equivalents at beginning of year(2)	5,449	6,036	4,294
Cash and cash equivalents at end of year(2)	$5,828	$5,449	$6,036

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these consolidated financial statements.

124      2014  Scotiabank Annual Report

Table of Contents

Page	Note

126	1	Reporting entity

126	2	Basis of preparation

126	3	Significant accounting policies

138	4	Recently adopted accounting standards

140	5	Future accounting developments

141	6	Cash and deposits with financial institutions

141	7	Fair value of financial instruments

149	8	Trading assets

150	9	Financial instruments designated at fair value through profit or loss

151	10	Derivative financial instruments

155	11	Offsetting financial assets and financial liabilities

156	12	Investment securities

159	13	Loans

161	14	Impaired loans and allowance for credit losses

162	15	Derecognition of financial assets

163	16	Structured entities

165	17	Property and equipment

166	18	Investments in associates

167	19	Goodwill and other intangible assets

168	20	Other assets

Page	Note

168	21	Leases

169	22	Deposits

169	23	Subordinated debentures

170	24	Other liabilities

170	25	Provisions

170	26	Common shares

171	27	Preferred shares

173	28	Capital management

174	29	Share-based payments

177	30	Corporate income taxes

179	31	Employee benefits

183	32	Operating segments

186	33	Related party transactions

187	34	Principal subsidiaries and non-controlling interests in subsidiaries

188	35	Fee and commission revenues

189	36	Trading revenues

189	37	Earnings per share

189	38	Guarantees and commitments

191	39	Financial instruments – risk management

200	40	Contractual maturities

202	41	Business combinations, other acquisitions and divestitures

203	42	Events after the Consolidated Statement of Financial Position date

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1	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

The consolidated financial statements for the year ended October 31, 2014 have been approved for issue by the Board of Directors on December 5, 2014.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

—	Financial assets and liabilities held-for-trading
—	Financial assets and liabilities designated at fair value through profit or loss
—	Derivative financial instruments
—	Available-for-sale investment securities

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates, assumptions and judgments

The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in a timely and systematic manner. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Use of estimates and assumptions

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments

(including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these and other estimates. Refer to the relevant accounting policies in Note 3 for details on the Bank’s use of estimates and assumptions.

Significant changes in estimates during the year

During the fourth quarter of 2014, the Bank implemented a valuation adjustment (Funding Valuation Adjustment – FVA) to reflect the implied funding cost on uncollateralized derivative instruments. This implementation resulted in an FVA charge in trading income of $30 million in the Consolidated Statement of Income.

Significant judgments

In preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for involvement with other entities.

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3 – page 131 Note 14 – page 161
Fair value of financial instruments	Note 3 – page 128 Note 7 – page 141
Corporate income taxes	Note 3 – page 134 Note 30 – page 177
Employee benefits	Note 3 – page 136 Note 31 – page 179
Goodwill and intangible assets	Note 3 – page 133 Note 19 – page 167
Fair value of all identifiable assets and liabilities as a result of business combination	Note 3 – page 133 Note 41 – page 202
Impairment of investment securities	Note 3 – page 130 Note 12 – page 156
Impairment of non-financial assets	Note 3 – page 134 Note 17 – page 165
Structured entities	Note 3 – page 127 Note 16 – page 163
De facto control of other entities	Note 3 – page 127 Note 34 – page 187
Derecognition of financial assets and liabilities	Note 3 – page 128 Note 15 – page 162
Provisions	Note 3 – page 135 Note 25 – page 170

3	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

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Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For the Bank to control an entity, all of the three elements of control should be in existence:

—	power over the investee;
—	exposure, or rights, to variable returns from involvement with the investee; and
—	the ability to use power over the investee to affect the amount of the Bank’s returns.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed. Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to common and preferred shareholders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

—	by virtue of an agreement, over more than half of the voting rights;
—	to govern the financial and operating policies of the entity under a statute or an agreement;
—	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
—

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank consolidates all structured entities that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

Investments in associates

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank may also be able to exercise significant influence through board representation. The effects of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

Investments in associates are recognized initially at cost that includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.

If there is a loss of significant influence and the investment ceases to be an associate, equity accounting is discontinued from the date of loss of significant influence. If the retained interest on the date of loss of significant influence is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

Joint arrangements

A joint arrangement is an arrangement over which two or more parties have joint control. Joint control exists only when decisions about the relevant activities, i.e. those that significantly affect the returns of the arrangement, require the unanimous consent of the parties sharing the control of the arrangement. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

For joint operations, the Bank recognizes its share of the joint operation represented by:

—	Its assets and liabilities held/incurred jointly
—	Its revenue and expenses incurred jointly arising from the joint operation

Similar to accounting for investment in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

If there is a loss of joint control and it does not result in the Bank having significant influence over the entity, equity accounting is discontinued from the date of loss of joint control. If the retained interest in the former joint venture on the date of loss of joint control is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

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Translation gains and losses related to the Bank’s monetary items are recognized in other operating income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of buildings purchased in foreign currency, equipment and leasehold improvements of the Bank, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary item.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. On disposal or partial disposal of a foreign operation, resulting in a loss of control, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated or purchased. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets are acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

Determination of fair value

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Inception gains and losses are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract or until the valuation inputs become observable.

IFRS 13 permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to particular market credit or funding risk.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs.

Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the assets is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated structured entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Finanical Position.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is currently a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

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Cash and deposits with financial institutions

Cash and deposits with financial institutions comprises cash, cash equivalents, demand deposits with banks and other financial institutions, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value and may carry restrictions in certain circumstances. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to other operating income – trading revenues in the Consolidated Statement of Income.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income. Gains and losses realized on disposal and unrealized gains and losses due to fair value changes on trading assets and liabilities, other than certain derivatives, are recognized as part of other operating income – trading revenues in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition or on transition to IFRS. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

—

The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

—

The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and the information about the group is provided to key management personnel and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or

—	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value, are recorded in other operating income – other in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing arrangements and are recorded at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in other operating income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in other operating income – trading revenues, in the Consolidated Statement of Income.

Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative financial instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative financial instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when the following conditions are met:

—	their economic characteristics and risks are not closely related to those of the host contract;
—	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
—	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met. Subsequent

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changes in fair value of embedded derivatives are recognized in other operating income – other in the Consolidated Statement of Income.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in other operating income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in other operating income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as other operating income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income on an average cost basis. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale equity securities are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

—	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
—	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal; or
—	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is objective evidence of impairment. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from disposals or increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a

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maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated or purchased by the Bank which are not classified as held-for-trading, held-to-maturity or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans originated by the Bank are recognized when cash is advanced to a borrower. Loans purchased are recognized when cash consideration is paid by the Bank. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark adjustments and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

An aggregate credit mark adjustment is established to capture management’s best estimate of cash flow shortfalls on the loans over their life time as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark and a future expected loss mark.

For individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine expected losses at the date of acquisition. The portfolio approach will result in both an incurred loss mark and a future expected loss mark. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio and an increase in expected cash flows will result in recovery in provision for credit losses in the Consolidated Statement of Income while any cash flows lower than expected will result in an additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans winds down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A net charge is recorded if the actual losses exceed the amortized amounts.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the date of initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

—	significant financial difficulty of the borrower;
—	a default or delinquency in interest or principal payments;
—	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
—	a measurable decrease in the estimated future cash flows from loan or the underlying assets that back the loan.

If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off. Losses expected as a result of future events, are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

—	the customer’s ability to generate sufficient cash flow to service debt obligations;
—	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
—	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident; and
—	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Internal risk rating parameters are used in the calculation of the collective impairment allowance. For non-retail loan portfolios, internal risk rating parameters form the basis for calculating the quantitative portion of the collective allowance for performing loans:

—	Probability of Default rates (PD) which are based upon the internal risk rating for each borrower;

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—	Loss Given Default rates (LGD); and
—	Exposure at Default factors (EAD).

Funded exposures are multiplied by the borrower’s PD and by the relevant LGD parameter.

Committed but undrawn exposures are multiplied by the borrower’s PD, by the relevant LGD parameter, and by the relevant EAD parameter. A model stress component is also applied to recognize uncertainty in the credit risk parameters and the fact that current actual loss rates may differ from the long term averages included in the model.

Retail loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

Mortgages are collectively assessed for impairment, taking into account number of days past due, historical loss experience and incorporating both quantitative and qualitative factors including the current business and economic environment and the realizable value of collateral to determine the appropriate level of the collective impairment allowance.

A roll rate methodology is used to determine impairment losses on a collective basis for credit cards and other personal loans because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristics are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

—	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
—	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
—

management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (concessions). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investment in the loan is reduced as of the date of the restructuring to the amount of the net expected cash flows receivable under the modified terms, discounted at the original effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in other operating income – other in the Consolidated Statement of Income.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate

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financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, foreign currency forwards and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted revenues. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – term of lease plus one renewal period up to a maximum of 15 years. Depreciation expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in other operating income – other in the Consolidated Statement of Income in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of 40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

The Bank engages, as appropriate, external real estate experts to determine the fair value of the investment property for disclosure purposes by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Assets held-for-sale

Non-current non-financial assets (and disposal groups) are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value (less costs to sell) and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in other operating income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in other operating income, together with any realized gains or losses on disposal.

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or assets held-for-use. If the acquired asset does not meet the requirement to be considered held-for-sale, the asset is considered held-for-use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in other operating income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a portion of the non-controlling interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in other operating income – other in the Consolidated Statement of Income.

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During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expense in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

—

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

—	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
—	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
—	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes. Goodwill impairment, at a standalone subsidiary level, may not in itself result in an impairment at the consolidated Bank level.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including credit risk, market risk, operational risk and other relevant business risks for each CGU. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount of the CGU has been determined using the fair value less costs of disposal method. The estimation of fair value less costs of disposal involves significant judgment in the determination of inputs. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and indefinite life intangible assets and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient

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taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in other operating income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale and lease-back

Where the Bank enters into a sale leaseback transaction for a non-financial asset at fair market value that results in the Bank retaining an operating lease (where the buyer/lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale leaseback transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as an expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured

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at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada, the United States and other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations. This discount rate must also be used to determine the annual benefit expense.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The current service cost, net interest expense (income) and past service cost are recognized in net income. Net interest income or expense is calculated by applying the discount rate used to measure the obligation at the beginning of the annual period to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.

Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the change in the return on plan assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to the Statement of Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.

Defined contribution plans

The cost of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all interest-bearing financial instruments, including those held-for-trading or designated at fair value through profit or loss, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as other operating income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan syndication fees are recognized when no other services are required of the Bank and the fees are non-refundable unless the yield we retain is less than that of comparable lenders in the syndicate. In such cases, an appropriate portion will be deferred and amortized in interest income over the term of the loan.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

Interest income and interest expense from trading operations are presented in trading revenues, in the Consolidated Statement of Income.

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Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income, asset management, custody and other management and advisory fees.

Fees arising from negotiating or participating in the negotiation of a transaction for a third-party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period which incorporates the re-measurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.

Employee stock options with tandem stock appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem stock appreciation right, both the exercise price proceeds together with the accrued liability and associated taxes are credited to equity – common shares in the Consolidated Statement of Financial Position.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem stock appreciation rights, stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to hedge share-based payment expense, related mark-to-market gains and losses are included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

A voluntary renouncement of a tandem stock appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to the voluntary renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed. Management judgment is involved in determining the redemption rate to be used in the estimate of points to be redeemed.

Dividends on shares

Dividends on common and preferred shares are recognized as a liability and deducted from equity when they are approved by the Bank’s Board. Interim dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth & Insurance, and Global Banking & Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business

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segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem stock appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract.

4	Recently adopted accounting standards

Changes in accounting policies during the year

The Bank has adopted the following new and amended accounting standards issued by the IASB effective November 1, 2013. The changes have been applied retrospectively, unless otherwise noted.

Employee benefits (IAS 19)

The amended standard IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method previously used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on the Consolidated Statement of Financial Position, with actuarial gains and losses to be recognized immediately in OCI. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will change in line with changes in the actuarial gains and losses.

The impact of the adoption of the standard on the Consolidated Financial Statements for prior periods is shown in the table at the end of this note.

Consolidated financial statements (IFRS 10)

The new accounting standard, IFRS 10, Consolidated Financial Statements, replaced the consolidation guidance in IAS 27, Separate Financial Statements and SIC-12, Consolidation – Special Purpose

Entities. It introduces a single, principle-based control model for all entities as a basis for determining which entities are consolidated and set out the requirements for the preparation of consolidated financial statements.

The standard was applied retrospectively allowing for certain practical exceptions and transitional relief.

The adoption of IFRS 10 has resulted primarily in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust (together, the “capital trusts”) through which the Bank issues certain regulatory capital instruments. These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities.

The impact of the deconsolidation on the Consolidated Financial Statements for prior periods is shown in the table at the end of this note.

Disclosure of interests in other entities (IFRS 12)

In conjunction with the adoption of IFRS 10, the Bank has adopted IFRS 12, Disclosure of Interests in Other Entities, that broadens the definition of interests in other entities and requires enhanced disclosures on both consolidated entities and unconsolidated entities with which the Bank is involved. The relevant incremental disclosures have been included in Note 16.

Joint arrangements (IFRS 11)

Under the new accounting standard, IFRS 11, Joint Arrangements, the Bank classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Bank’s rights to the assets and obligations for the liabilities of the arrangements. The adoption of the new accounting standard had no impact on the Bank’s assets, liabilities and equity.

Fair value measurement (IFRS 13)

IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from November 1, 2013. The adoption of this new standard did not have an impact on the Bank’s determination of fair value. However, IFRS 13 required additional disclosures on fair value measurement which are included in Note 7.

Disclosures-offsetting financial assets and financial liabilities (IFRS 7)

IFRS 7 requires the Bank to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. These new disclosures are included in Note 11.

Presentation of financial statements (IAS 1)

IAS 1, Presentation of Financial Statements, requires the separate disclosure of items within other comprehensive income based on whether or not they will be reclassified into net income in subsequent periods. On November 1, 2013, the Bank adopted this presentation on a retrospective basis along with the implementation of amended IAS 19. Changes on remeasurement of employee benefit plans that are recognized directly in other comprehensive income are not reclassified to the Consolidated Statement of Income in future periods.

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Summary of impact on adoption of new and amended accounting standards

The following tables summarize the impact of the changes in IAS 19 and IFRS 10. The impact of the changes in the other standards was not material.

As at October 31, 2013 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Assets impacted by changing IFRS accounting standards
Investment securities	$34,303	$–	$16	$34,319
Loans – Business and government	119,550	–	65	119,615
Property and equipment	2,228	–	(14)	2,214
Investment in associates	5,294	–	32	5,326
Deferred tax assets	1,780	158	–	1,938
Other assets	10,924	(394)	(7)	10,523
Assets not impacted by changes	569,709	–	–	569,709
Total assets	743,788	(236)	92	743,644
Liabilities impacted by changing IFRS accounting standards
Deposits – Business and government(1)	312,487	–	1,507	313,994
Derivative financial instruments	29,255	–	12	29,267
Capital instruments	650	–	(650)	–
Other liabilities	31,896	171	(20)	32,047
Liabilities not impacted by changes	322,949	–	–	322,949
Equity impacted by changing IFRS accounting standards
Retained earnings	25,315	(243)	(4)	25,068
Accumulated other comprehensive income (loss)	545	(157)	–	388
Non-controlling interests
Non-controlling interests in subsidiaries	1,155	(7)	(10)	1,138
Capital instrument equity holders	743	–	(743)	–
Equity not impacted by changes	18,793	–	–	18,793
Total liabilities and equity	$743,788	$(236)	$92	$743,644
Net income for the year ended October 31, 2013	$6,697	$(68)	$(19)	$6,610
Earnings per share
Basic	$5.19			$5.15
Diluted	$5.15			$5.11

As at November 1, 2012 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Assets impacted by changing IFRS accounting standards
Investment securities	$33,361	$–	$15	$33,376
Loans – Business and government	111,549	–	99	111,648
Allowance for credit losses	(2,969)	–	(8)	(2,977)
Property and equipment	2,260	–	(42)	2,218
Investment in associates	4,760	–	31	4,791
Deferred tax assets	1,936	337	–	2,273
Other assets	11,572	(242)	(9)	11,321
Assets not impacted by changes	505,575	–	–	505,575
Total assets	668,044	95	86	668,225
Liabilities impacted by changing IFRS accounting standards
Deposits – Business and government(1)	291,361	–	2,256	293,617
Derivative financial instruments	35,299	–	24	35,323
Capital instruments	1,358	–	(1,358)	–
Other liabilities	31,753	1,000	(27)	32,726
Liabilities not impacted by changes	266,894	–	–	266,894
Equity impacted by changing IFRS accounting standards
Retained earnings	21,978	(180)	(23)	21,775
Accumulated other comprehensive income (loss)	(31)	(714)	–	(745)
Non-controlling interests
Non-controlling interests in subsidiaries	966	(11)	(9)	946
Capital instrument equity holders	777	–	(777)	–
Equity not impacted by changes	17,689	–	–	17,689
Total liabilities and equity	$668,044	$95	$86	$668,225
Net income for the year ended October 31, 2012	$6,466	$(41)	$(35)	$6,390
Earnings per share
Basic	$5.31			$5.27
Diluted	$5.22			$5.18
(1)	Includes deposit liabilities designated at fair value through profit or loss of $174 (November 1, 2012 - $157), which are presented separately in the Consolidated Statement of Financial Position this quarter.

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5	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2014

The IASB issued a number of new or amended standards that are effective for the Bank as of November 1, 2014. The Bank has completed its assessment phase and will be able to meet the requirements of the new standards in the first quarter of 2015. Based on the assessments completed, the Bank does not expect the impact of adoption of these standards to be significant.

Presentation of own credit risk (IFRS 9)

IFRS 9, Financial Instruments, requires an entity choosing to measure a liability at fair value to present the portion of the change in fair value due to the changes in the entity’s own credit risk in the Consolidated Statement of Other Comprehensive Income, rather than within the Consolidated Statement of Income. The IASB permits entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank will early adopt these requirements as of Q1, 2015.

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that an obligating event, as identified by the legislation, would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized.

Novation of Derivatives and Continuation of Hedge Accounting

This amendment to IAS 39, Financial Instruments: Recognition and Measurement, adds a limited exception to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met.

Presentation

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities.

Disclosures for Non-financial assets

The amendment to IAS 36, Impairment of Assets, provides new disclosure requirements relating to the measurement of the recoverable amount of impaired assets as a result of issuing IFRS 13, Fair Value Measurement.

Effective November 1, 2017

Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenues. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. The standard is effective for the Bank on November 1, 2017, with early adoption permitted, using either a full retrospective approach or a modified retrospective approach. A majority of the Bank’s revenue generating instruments meets the definition of financial instruments and remains out of scope. The areas of focus for the Bank’s assessment will be fees and commission revenues from wealth management and other banking services.

Effective November 1, 2018

Financial Instruments

On July 24, 2014, the IASB issued IFRS 9 which will replace IAS 39. The standard covers three broad topics: Classification and Measurement, Impairment and Hedging.

Classification and Measurement

The standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. Financial assets will be measured at fair value through profit or loss unless certain conditions are met which permits measurement at amortized cost or at fair value through other comprehensive income. Most of the IFRS 9 requirements for financial liabilities have been carried forward unchanged from IAS 39.

Impairment

The standard introduces a new single model for the measurement of impairment losses on all financial instruments subject to impairment accounting. The expected credit loss (ECL) model replaces the current “incurred loss” model and is based on a forward looking approach. The ECL model contains a “dual stage” approach which is based on the change in credit quality of loans since initial recognition. Under the first stage, an amount equal to 12 months expected credit losses will be recorded for financial instruments where there has not been a significant increase in credit risk since initial recognition. Under the second stage, an amount equal to the lifetime expected losses will be recorded for those financial instruments where there has been a significant increase in credit risk since initial recognition.

Hedging

The standard expands the scope of hedged items and hedging items to which hedge accounting can be applied. It changes the effectiveness testing requirements and removes the ability to voluntarily discontinue hedge accounting.

The standard is effective for the Bank on November 1, 2018 on a retrospective basis with certain exceptions. Early adoption is permitted and if elected must at a minimum be applied to both the classification and measurement and impairment models simultaneously. The Bank is currently assessing the impact of adopting this new standard.

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6	Cash and deposits with financial institutions

As at October 31 ($ millions)	2014	2013
Cash and non-interest-bearing deposits with financial institutions	$5,828	$5,449
Interest-bearing deposits with financial institutions	50,902	47,889
Total	$56,730	$53,338

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $4,628 million (2013 – $4,510 million).

7	Fair value of financial instruments

Determination of fair value

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. Independent Price Verification (IPV) is undertaken to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains a list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 147.

The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

Trading loans

Trading loans as they relate to precious metals (primarily gold and silver) are valued using a discounted cash flow model incorporating market-observable inputs, including precious metals spot and forward prices and interest rate curves (Level 2). Other trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services (Level 2).

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or pricing services (Level 2).

For securities that are not actively traded, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors such as credit spread and contracted features (Level 2).

Corporate and other debt

Corporate and other debt securities are valued using prices from independent market data providers or third-party broker quotes. Where prices are not available consistently, the last available data is used and verified with a yield-based valuation approach (Level 2). In some instances, interpolated yields of similar bonds are used to price securities (Level 2). The Bank uses pricing models with observable inputs from market sources such as credit spread, interest rate curves, and recovery rates (Level 2). These inputs are verified through an Independent Pricing Valuation process on a monthly basis.

For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the market inputs used to price such instruments (Level 3).

Mortgage-backed securities

The fair value of residential mortgage-backed securities is primarily determined using third-party broker quotes and independent market data providers, where the market is more active. Where the market is inactive, an internal price-based model is used (Level 3).

Equity securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value. Where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities (Level 2).

Where quoted prices in active markets are not readily available, such as for private equity securities, the fair value is determined as a multiple of the underlying earnings or percentage of underlying assets obtained from third-party general partner statements (Level 3).

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Income funds and hedge funds

The fair value of income funds and hedge funds is based on observable quoted prices where available. Where quoted or active market prices are unavailable, the last available Net Asset Value, fund statements and other financial information available from third-party fund managers at the fund level are used in arriving at the fair value. These inputs are not considered observable because we cannot redeem these funds at Net Asset Value (Level 3).

Derivatives

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions (Level 2). The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves (Level 2).

Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, option contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation (Level 3).

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and credit worthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

—

Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms (Level 3).

—

For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted for a credit mark of the expected losses in the portfolio (Level 3).

—

For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 3).

—	For all floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to equal book value.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms (Level 2).

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs (Level 2).

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 2).

For structured deposit notes containing embedded features that are bifurcated from the deposit notes, the fair value of the embedded derivatives is determined using option pricing models with inputs similar to other interest rate or equity derivative contracts (Level 2). The fair value of certain embedded derivatives is determined using net asset values (Level 3).

Subordinated debentures and other liabilities

The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks (Level 2). The fair values of other liabilities is determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term (Level 2).

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Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2014			2013(1)
As at October 31 ($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$56,730	$56,730	$–	$53,338	$53,338	$–
Trading assets	113,248	113,248	–	96,489	96,489	–
Financial assets designated at fair value through profit or loss	111	111	–	106	106	–
Securities purchased under resale agreements and securities borrowed	93,866	93,866	–	82,533	82,533	–
Derivative financial instruments	33,439	33,439	–	24,503	24,503	–
Investment securities	38,662	38,662	–	34,319	34,319	–
Loans	428,616	424,309	4,307	404,710	402,215	2,495
Customers’ liability under acceptances	9,876	9,876	–	10,556	10,556	–
Other financial assets	7,029	7,029	–	8,557	8,557	–
Liabilities:
Deposits	555,754	554,017	(1,737)	519,827	517,887	(1,940)
Financial instruments designated at fair value through profit or loss	465	465	–	174	174	–
Acceptances	9,876	9,876	–	10,556	10,556	–
Obligations related to securities sold short	27,050	27,050	–	24,977	24,977	–
Derivative financial instruments	36,438	36,438	–	29,267	29,267	–
Obligations related to securities sold under repurchase agreements and securities lent	88,953	88,953	–	77,508	77,508	–
Subordinated debentures	5,073	4,871	(202)	6,059	5,841	(218)
Other financial liabilities	21,668	21,218	(450)	26,208	26,208	–

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).

Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For investment securities, derivatives and financial instruments held for trading purposes or designated as fair value through profit and loss, the carrying value is adjusted regularly to reflect the fair value.

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Fair value hierarchy

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

As at October 31, 2014 ($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$7,286	$–	$7,286
Trading assets
Loans	–	14,508	–	14,508
Canadian federal government and government guaranteed debt	13,848	–	–	13,848
Canadian provincial and municipal debt	–	7,531	–	7,531
US treasury and other US agencies’ debt	9,212	1,764	–	10,976
Other foreign governments’ debt	8,004	2,230	–	10,234
Corporate and other debt	85	12,453	32	12,570
Income funds and hedge funds	144	2,946	1,282	4,372
Equity securities	35,564	217	51	35,832
Other(2)	3,377	–	–	3,377
	$70,234	$48,935	$1,365	$120,534
Financial assets designated at fair value through profit or loss	$–	$90	$21	$111

Investment securities(3)
Canadian federal government and government guaranteed debt	$5,520	$1,331	$–	$6,851
Canadian provincial government and municipal debt	803	2,500	–	3,303
US treasury and other US agencies’ debt	6,096	130	–	6,226
Other foreign governments’ debt	5,793	4,779	411	10,983
Bonds of designated emerging markets	–	45	–	45
Corporate and other debt	889	5,260	500	6,649
Mortgage-backed securities	–	99	39	138
Equity securities	3,087	208	1,006	4,301
	$22,188	$14,352	$1,956	$38,496
Derivative financial instruments
Interest rate contracts	$–	$12,668	$146	$12,814
Foreign exchange and gold contracts	2	14,996	–	14,998
Equity contracts	237	1,547	573	2,357
Credit contracts	–	970	4	974
Other	875	1,380	41	2,296
	$1,114	$31,561	$764	$33,439
Liabilities:
Deposits(4)	$–	$136	$1,011	$1,147
Financial liabilities designated at fair value through profit or loss	$–	$465	$–	$465
Obligations related to securities sold short	$24,025	$3,025	$–	$27,050

Derivative financial instruments
Interest rate contracts	$–	$13,003	$52	$13,055
Foreign exchange and gold contracts	3	13,927	–	13,930
Equity contracts	463	1,711	456	2,630
Credit contracts	–	3,947	2	3,949
Other	579	2,295	–	2,874
	$1,045	$34,883	$510	$36,438
Instruments not carried at fair value(5):
Assets:
Investment securities – Held to maturity	$–	$166	$–	$166
Loans(6)	–	–	248,177	248,177

Liabilities:
Deposits(6)(7)	–	267,343	–	267,343
Subordinated debt	–	5,073	–	5,073
Other liabilities	–	10,318	–	10,318

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $166.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.
(5)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(6)	Excludes floating rate instruments as carrying value approximates fair value.
(7)	Excludes embedded derivatives bifurcated from structured deposit notes.

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As at October 31, 2013(1) ($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(2)	$–	$8,880	$–	$8,880
Trading assets
Loans	–	11,225	–	11,225
Canadian federal government and government guaranteed debt	11,587	–	–	11,587
Canadian provincial and municipal debt	–	6,697	–	6,697
US treasury and other US agencies’ debt	12,239	–	–	12,239
Other foreign governments’ debt	6,183	1,092	–	7,275
Corporate and other debt	219	10,878	31	11,128
Income funds and hedge funds	163	4,093	1,248	5,504
Equity securities	29,468	214	84	29,766
Other(3)	1,068	–	–	1,068
	$60,927	$43,079	$1,363	$105,369
Financial assets designated at fair value through profit or loss	$–	$69	$37	$106

Investment securities(4)
Canadian federal government and government guaranteed debt	$6,874	$245	$–	$7,119
Canadian provincial government and municipal debt	988	2,275	–	3,263
US treasury and other US agencies’ debt	2,622	173	–	2,795
Other foreign governments’ debt	4,406	5,383	402	10,191
Bonds of designated emerging markets	112	37	–	149
Corporate and other debt	1,211	5,083	487	6,781
Mortgage-backed securities	–	116	12	128
Equity securities	2,391	217	1,113	3,721
	$18,604	$13,529	$2,014	$34,147

Derivative financial instruments
Interest rate contracts	$–	$11,893	$88	$11,981
Foreign exchange and gold contracts	2	8,846	37	8,885
Equity contracts	242	785	302	1,329
Credit contracts	–	953	13	966
Other	461	874	7	1,342
	$705	$23,351	$447	$24,503
Liabilities:
Deposits(5)	$–	$25	$937	$962
Financial liabilities designated at fair value through profit or loss	$–	$174	$–	$174
Obligations related to securities sold short	$22,441	$2,536	$–	$24,997

Derivative financial instruments
Interest rate contracts	$–	$11,772	$15	$11,787
Foreign exchange and gold contracts	1	7,505	–	7,506
Equity contracts	464	2,503	745	3,712
Credit contracts	–	5,039	23	5,062
Other	371	828	1	1,200
	$836	$27,647	$784	$29,267
Instruments not carried at fair value:(6)
Assets:
Investment securities – Held to maturity	$–	$172	$–	$172
Loans(7)	–	–	239,070	239,070
Liabilities:
Deposits(7)(8)	–	265,139	–	265,139
Subordinated debt	–	6,059	–	6,059
Other liabilities	–	9,382	–	9,382

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(3)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(4)	Excludes investments which are held-to-maturity of $172.
(5)	These amounts represent embedded derivatives bifurcated from structured deposit notes.
(6)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(7)	Excludes floating rate instruments as carrying value approximates fair value.
(8)	Excludes embedded derivatives bifurcated from structured deposit notes.

Non-recurring fair value measurements

There were no non-recurring fair value measurements at October 31, 2014 and October 31, 2013.

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Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, mortgage-backed securities, illiquid investments in funds, private equity securities, income funds, hedge funds, complex derivatives, and embedded derivatives in structured deposit notes.

The following tables summarize changes in Level 3 instruments carried at fair value for the year ended October 31, 2014.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlement of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2014
($ millions)	Fair value November 1 2013	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI(2)	Purchases/ Issuances	Sales/ Settlements	Transfers into/(out of) Level 3	Fair value October 31 2014	Change in unrealized gains/(losses) recorded in income for instruments still held(3)
Trading assets
Corporate and other debt	$31	$1	$–	$–	$–	$–	$32	$–
Income funds and hedge funds	1,285	101	–	75	(158)	–	1,303	95	(4)
Equity securities	84	5	–	46	(84)	–	51	6
	1,400	107	–	121	(242)	–	1,386	101

Investment securities
Other foreign governments’ debt	402	26	8	536	(561)	–	411	–
Corporate and other debt	487	157	(115)	314	(343)	–	500	–
Mortgage-backed securities	12	1	–	29	(3)	–	39	–
Equity securities	1,113	276	(57)	111	(437)	–	1,006	–
	2,014	460	(164)	990	(1,344)	–	1,956	–

Derivative financial instruments-assets
Interest rate contracts	88	45	–	21	(8)	–	146	45
Foreign exchange and gold contracts	37	(7)	–	–	–	(30)	–	–
Equity contracts	302	155	–	310	(194)	–	573	36	(5)
Credit contracts	13	(9)	–	–	–	–	4	(9)
Other	7	7	–	30	(3)	–	41	3

Derivative financial instruments – liabilities
Interest rate contracts	(15)	(8)	–	(33)	4	–	(52)	(8)
Equity contracts	(745)	(237)	–	(25)	641	(90)	(456)	(71	)(5)
Credit contracts	(23)	13	–	–	8	–	(2)	6
Other	(1)	–	–	–	1	–	–	–
	(337)	(41)	–	303	449	(120)	254	2
Deposits(6)	(937)	(74)	–	–	–	–	(1,011)	(74	)(4)
Total	2,140	452	(164)	1,414	(1,137)	(120)	2,585	29

(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Shareholder’s Equity – Accumulated Other Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	The unrealized gain on income funds and hedge funds units is mostly offset by the mark-to-market changes in an equity-linked note and certain other derivative instruments in structured transactions. Both gains and offsetting losses are included in trading revenues in the Consolidated Statement of Income.
(5)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(6)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2013.

	As at October 31, 2013(1)
($ millions)	Fair value November 1 2012	Gains/(losses) recorded in income(2)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/(out of) Level 3	Fair value October 31 2013
Trading assets(3)	$1,405	$198	$–	$74	$(275)	$(2)	$1,400
Investment securities	1,837	89	59	781	(723)	(29)	2,014
Derivative financial instruments	(438)	(35)	1	4	97	34	(337)
Deposits(4)	(847)	(90)	–	–	–	–	(937)

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Gains and losses for items in Level 3 may be offset with losses and gains on related hedges in Level 1 or Level 2.
(3)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

As at October 31, 2014	Valuation technique	Significant unobservable inputs	Range of estimates (weighted average) for unobservable inputs(1)	Changes in fair value from reasonably possible alternatives ($ millions)
Trading assets(2)
Corporate and other debt	Model based	Default correlation	68% - 91%	–

Investment securities
Other foreign governments’ debt	Price based	Price	100%	(1)/1
Corporate and other debt	Price based Discounted cash flow Model based	Price Discount rate Credit spread Default correlation	66% - 95% 1% - 2% 50 bps 68% - 91%	(11)/6
Mortgage-backed securities	Price based	Price	95%	–
Private equity securities	Market comparable	General Partner valuations per financial statements Capitalization rate	100% 6%	(45)/41

Derivative financial instruments
Interest rate contracts	Option pricing model	Interest rate volatility	14% - 167%	–
Equity contracts	Option pricing model	Equity volatility Single stock correlation	6% - 71% -77% - 98%	(6)/6

Credit contracts	Model based	Default correlation	59% - 91%	(4)/4

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)	The valuation of private equity, hedge fund investments and embedded derivatives, bifurcated from structured notes, utilize net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

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The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments and assesses the potential effect that a change in each unobservable input may have on the fair value measurement.

Correlation

Correlation in a credit derivative or debt instrument refers to the likelihood of a single default causing a succession of defaults. It affects the distribution of the defaults throughout the portfolio and therefore affects the valuation of instruments such as collateralized debt obligation tranches. A higher correlation may increase or decrease fair value depending on the seniority of the instrument.

Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Discount rate

The discount rate is an interest rate used to bring future values of cash flows into the present when considering the time value of money. The discount rate at any given time is the sum of the current risk free rate and a risk premium. The riskier the cash flows, the higher the risk premium. An increase in the discount rate would result in a decrease in the fair value of an instrument, and vice versa.

Credit spread

A credit spread represents the risk premium associated with an instrument that has a higher credit risk as compared to a benchmark debt instrument (usually a government bond) with a similar maturity. An increase in the credit spread on an asset will result in a decrease in fair value, and vice versa.

General Partner (GP) Valuations per statements

Asset values provided by GPs represent the fair value of investments in private equity funds.

Volatility

Volatility is a measure of security price fluctuation. Historic volatility is often calculated as the annualized standard deviation of daily price variation for a given time period. Implied volatility is volatility, when input into an option pricing model, that returns a value equal to the current market value of the option.

Changes in fair value from reasonably possible alternatives

The fair value of Level 3 instruments is determined using management’s judgements about the appropriate value of unobservable inputs. Due to the unobservable nature of the inputs used, there may be uncertainty about the valuation of Level 3 instruments. Management has used reasonably possible alternative assumptions to determine the sensitivity of these inputs and the resulting potential impact on fair value of these Level 3 instruments.

For the Bank’s investment securities, the impact of applying these other reasonably possible inputs is a potential gain of $48 million and a potential loss of $57 million (October 31, 2013 – potential gain of $3 million and a potential loss of $3 million) recorded through other comprehensive income until the security is sold or becomes impaired.

For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $10 million and a potential net loss of $10 million (October 31, 2013 – potential gain of $16 million and a potential loss of $16 million).

A sensitivity analysis has not been performed on certain equity investments not quoted in an active market that are hedged with total return swaps.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2014:

Derivative assets of $632 million were transferred from Level 3 to Level 2 and derivative assets of $602 million were transferred from Level 2 to Level 3. Derivative liabilities of $328 million were transferred from Level 2 to Level 3 and derivative liabilities of $238 million were transferred from Level 3 to Level 2.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2013:

Derivatives of $34 million were transferred from Level 2 to Level 3 during the year as new information obtained considered the inputs to be unobservable.

Investment securities of $31 million were transferred from Level 2 to Level 3 during the year as a result of market data becoming unobservable, while $60 million was transferred from Level 3 to Level 1 as a result of securities becoming quoted in an active market.

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Day 1 profit

For those products that use valuation techniques for which not all the inputs are market observable, initial profit (Day 1 profit) is not recognized. When the inputs become observable over the life of the instruments or when the instruments are disposed of (derecognized), the profit is recognized in income.

For the year ended October 31 ($ millions)	2014	2013
Balance as at beginning of year	$3	$8
Deferral of profit or loss on new transactions	–	–
Recognized in the Consolidated Statement of Income during the period	(3)	(5)
Instruments disposed	–	–
Balance as at end of year	$–	$3

8	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31, 2014 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government and government guaranteed debt	$1,222	$1,115	$5,778	$3,895	$1,838	$–	$13,848
Canadian provincial and municipal debt	1,323	1,530	2,161	869	1,648	–	7,531
U.S. treasury and other U.S. agencies’ debt	54	365	4,525	2,699	3,333	–	10,976
Other foreign governments’ debt	1,809	1,363	3,773	1,483	1,806	–	10,234
Common shares	–	–	–	–	–	40,204	40,204
Other	723	1,605	6,604	1,903	1,735	–	12,570
Total	$5,131	$5,978	$22,841	$10,849	$10,360	$40,204	$95,363
Total by currency (in Canadian equivalent):
Canadian dollar	$3,012	$2,877	$10,542	$5,481	$5,265	$30,435	$57,612
U.S. dollar	743	1,575	7,710	3,930	3,356	3,013	20,327
Mexican peso	218	216	573	80	60	475	1,622
Other currencies	1,158	1,310	4,016	1,358	1,679	6,281	15,802
Total trading securities	$5,131	$5,978	$22,841	$10,849	$10,360	$40,204	$95,363

As at October 31, 2013 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government and government guaranteed debt	$2,117	$929	$5,107	$1,201	$2,233	$–	$11,587
Canadian provincial and municipal debt	882	1,175	1,787	1,122	1,731	–	6,697
U.S. treasury and other U.S. agencies’ debt	299	1,220	7,337	1,475	1,908	–	12,239
Other foreign governments’ debt	1,587	946	1,842	1,553	1,347	–	7,275
Common shares	–	–	–	–	–	35,270	35,270
Other	1,033	1,398	6,883	1,295	519	–	11,128
Total	$5,918	$5,668	$22,956	$6,646	$7,738	$35,270	$84,196
Total by currency (in Canadian equivalent):
Canadian dollar	$3,798	$2,673	$10,606	$3,120	$4,257	$29,135	$53,589
U.S. dollar	637	1,942	10,016	1,978	2,134	2,905	19,612
Mexican peso	877	591	639	109	11	464	2,691
Other currencies	606	462	1,695	1,439	1,336	2,766	8,304
Total trading securities	$5,918	$5,668	$22,956	$6,646	$7,738	$35,270	$84,196

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(b)	Trading loans

The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2014	2013
Trading loans(1)(2)
U.S.(3)	$8,266	$5,941
Europe(4)	2,408	2,485
Asia Pacific(4)	2,957	1,854
Canada(4)	123	97
Other(4)	754	848
Total	$14,508	$11,225

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $5,437 (2013 – $3,220), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are primarily related to short-term precious metals trading and lending activities.

9	Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income.

These portfolios include:

–	certain investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
–	certain deposit note liabilities containing extension and equity linked features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of financial assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value(1)		Cumulative change in FV
	As at		For the year ended
October 31 ($ millions)	2014	2013	2014	2013	2014	2013
Investment securities	$111	$106	$–	$6	$13	$13
Deposit note liabilities(2)	465	174	16	10	18	2

(1)	These gain and/or loss amounts are recorded in other operating income – other.
(2)	As at October 31, 2014, the Bank was contractually obligated to pay $483 to the holders of the note at maturity (2013 – $176).

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10	Derivative financial instruments

(a)	Notional amounts

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within Other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2014			2013
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$206,138	$–	$206,138	$146,741	$–	$146,741
Options purchased	31,294	–	31,294	2,935	–	2,935
Options written	31,953	–	31,953	2,494	–	2,494
	269,385	–	269,385	152,170	–	152,170
Over-the-counter:
Forward rate agreements	32,582	–	32,582	72,392	–	72,392
Swaps	605,342	47,291	652,633	680,053	59,145	739,198
Options purchased	16,622	–	16,622	57,192	–	57,192
Options written	18,757	–	18,757	52,916	–	52,916
	673,303	47,291	720,594	862,553	59,145	921,698
Over-the-counter (settled through central counterparties):
Forward rate agreements	567,049	–	567,049	160,749	–	160,749
Swaps	2,394,336	46,129	2,440,465	1,326,419	20,065	1,346,484
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	2,961,385	46,129	3,007,514	1,487,168	20,065	1,507,233
Total	$3,904,073	$93,420	$3,997,493	$2,501,891	$79,210	$2,581,101
Foreign exchange and gold contracts
Exchange-traded:
Futures	$4,666	$–	$4,666	$6,688	$–	$6,688
Options purchased	64	–	64	23	–	23
Options written	–	–	–	–	–	–
	4,730	–	4,730	6,711	–	6,711
Over-the-counter:
Spot and forwards	430,878	13,422	444,300	272,633	14,337	286,970
Swaps	235,281	30,705	265,986	185,757	20,541	206,298
Options purchased	3,083	–	3,083	2,461	–	2,461
Options written	2,308	–	2,308	2,050	–	2,050
	671,550	44,127	715,677	462,901	34,878	497,779
Over-the-counter (settled through central counterparties):
Spot and forwards	11	–	11	–	–	–
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	334	–	334	–	–	–
	345	–	345	–	–	–
Total	$676,625	$44,127	$720,752	$469,612	$34,878	$504,490
Other derivative contracts
Exchange-traded:
Equity: over-the-counter	$15,986	$–	$15,986	$2,012	$–	$2,012
Credit: over-the-counter	–	–	–	–	–	–
Other	82,512	–	82,512	51,529	–	51,529
	98,498	–	98,498	53,541	–	53,541
Over-the-counter:
Equity: over-the-counter	49,887	–	49,887	40,776	–	40,776
Credit: over-the-counter	54,647	–	54,647	70,383	–	70,383
Other	44,017	–	44,017	37,397	–	37,397
	148,551	–	148,551	148,556	–	148,556
Over-the-counter (settled through central counterparties):
Equity: over-the-counter	735	–	735	3	–	3
Credit: over-the-counter	3,276	–	3,276	7,114	–	7,114
Other	512	–	512	3	–	3
	4,523	–	4,523	7,120	–	7,120
Total	$251,572	$–	$251,572	$209,217	$–	$209,217
Total notional amounts outstanding	$4,832,270	$137,547	$4,969,817	$3,180,720	$114,088	$3,294,808

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(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2014 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$205,986	$71	$81	$206,138
Forward rate agreements	423,781	175,099	751	599,631
Swaps	1,189,834	1,378,480	524,784	3,093,098
Options purchased	43,987	–	3,929	47,916
Options written	46,033	–	4,677	50,710
	1,909,621	1,553,650	534,222	3,997,493
Foreign exchange and gold contracts
Futures	4,421	245	–	4,666
Spot and forwards	397,044	46,484	783	444,311
Swaps	46,395	148,764	70,827	265,986
Options purchased	2,420	727	–	3,147
Options written	2,317	325	–	2,642
	452,597	196,545	71,610	720,752
Other derivative contracts
Equity	40,211	25,595	802	66,608
Credit	17,729	37,676	2,518	57,923
Other	81,465	45,099	477	127,041
	139,405	108,370	3,797	251,572
Total	$2,501,623	$1,858,565	$609,629	$4,969,817

As at October 31, 2013 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$70,954	$75,658	$129	$146,741
Forward rate agreements	177,554	55,587	–	233,141
Swaps	637,811	1,020,130	427,741	2,085,682
Options purchased	51,010	8,298	819	60,127
Options written	45,329	8,344	1,737	55,410
	982,658	1,168,017	430,426	2,581,101
Foreign exchange and gold contracts
Futures	2,057	4,631	–	6,688
Spot and forwards	274,546	11,595	829	286,970
Swaps	34,362	114,192	57,744	206,298
Options purchased	2,115	369	–	2,484
Options written	1,824	226	–	2,050
	314,904	131,013	58,573	504,490
Other derivative contracts
Equity	34,467	7,631	693	42,791
Credit	44,777	30,832	1,888	77,497
Other	44,316	43,996	617	88,929
	123,560	82,459	3,198	209,217
Total	$1,421,122	$1,381,489	$492,197	$3,294,808

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2014. To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the

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current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 74 of the 2014 Annual Report).

Derivatives instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts taking into account master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Requirements (CAR) Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2014				2013(1)
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	CET1 Risk Weighted Assets(3)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk Weighted Assets(2)
Interest rate contracts
Futures	$206,138	$–	$1,030	$21	$146,741	$–	$–	$–
Forward rate agreements	599,631	106	459	23	233,141	8	883	29
Swaps	3,093,098	1,858	9,053	1,475	2,085,682	2,133	8,639	1,744
Options purchased	47,916	18	106	125	60,127	13	54	16
Options written	50,710	–	–	–	55,410	–	–	–
	3,997,493	1,982	10,648	1,644	2,581,101	2,154	9,576	1,789
Foreign exchange and gold contracts
Futures	4,666	–	232	5	6,688	–	–	–
Spot and forwards	444,311	2,451	6,303	1,565	286,970	1,338	3,946	1,067
Swaps	265,986	1,495	6,190	1,426	206,298	916	4,171	1,181
Options purchased	3,147	19	69	19	2,484	16	47	13
Options written	2,642	–	–	–	2,050	–	–	–
	720,752	3,965	12,794	3,015	504,490	2,270	8,164	2,261
Other derivative contracts
Equity	66,608	860	5,726	2,260	42,791	460	4,017	1,775
Credit	57,923	548	1,405	374	77,497	539	3,273	587
Other	127,041	1,582	11,863	1,702	88,929	955	7,409	1,434
	251,572	2,990	18,994	4,336	209,217	1,954	14,699	3,796
Credit Valuation Adjustment(3)	–	–	–	5,632	–	–	–	–
Total derivatives	$4,969,817	$8,937	$42,436	$14,627	$3,294,808	$6,378	$32,439	$7,846
Amount settled through central counterparties(4)
Exchange-traded	372,613	–	9,247	185	212,422	–	5,668	113
Over-the-counter	3,012,382	–	6,072	121	1,514,353	–	4,637	93
	$3,384,995	$–	$15,319	$306	$1,726,775	$–	$10,305	$206

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4) and current period presentation.
(2)	The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $24,502 (2013 –$18,125) for CRA, and $39,276 (2013 – $31,039) for CEA.
(3)	As per OSFI guideline, effective 2014, Credit Valuation Adjustment to CET1 RWA for derivatives was phased-in at 0.57.
(4)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

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(d)	Fair value

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2014		2014		2013(1)
	Average fair value(2)		Year-end fair value		Year-end fair value
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$59	$11	$113	$4	$36	$25
Swaps	11,406	11,189	11,908	12,374	11,116	10,901
Options	101	148	119	152	72	110
	11,566	11,348	12,140	12,530	11,224	11,036
Foreign exchange and gold contracts
Forwards	4,575	4,154	7,573	6,423	3,930	3,618
Swaps	5,043	4,757	6,055	6,534	4,247	3,488
Options	85	46	50	53	79	41
	9,703	8,957	13,678	13,010	8,256	7,147
Other derivative contracts
Equity	1,701	2,991	2,346	2,631	1,323	3,713
Credit	931	4,646	910	3,948	969	5,166
Other	1,928	1,560	2,327	2,873	1,375	1,200
	4,560	9,197	5,583	9,452	3,667	10,079
Trading derivatives’ market valuation	$25,829	$29,502	$31,401	$34,992	$23,147	$28,262
Hedging
Interest rate contracts
Swaps			$696	$494	$701	$528
Foreign exchange and gold contracts
Forwards			77	273	153	165
Swaps			1,265	679	502	312
			1,342	952	655	477
Hedging derivatives’ market valuation			$2,038	$1,446	$1,356	$1,005
Total derivative financial instruments as per Statement of Financial Position			$33,439	$36,438	$24,503	$29,267

Less: impact of master netting and collateral(3)			24,502	24,502	18,125	18,125
Net derivative financial instruments(3)			$8,937	$11,936	$6,378	$11,142

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4) and current period presentation.
(2)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2013 was: favourable $26,874 and unfavourable $30,938. Average fair value amounts are based on the latest 13 month-end balances.
(3)	Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges, and net investment hedges.

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in other operating income – other:

For the year ended October 31 ($ millions)	2014	2013
Fair value hedges
Gain (loss) recorded on hedged items	$55	$441
Gain (loss) recorded on hedging instruments	(74)	(445)
Ineffectiveness	$(19)	$(4)
Cash flow hedges
Ineffectiveness	$(2)	$9
Net investment hedges
Ineffectiveness	–	–

Hedging instruments

Market valuation is disclosed by the type of relationship:

	2014		2013
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable
Derivatives designated in fair value hedging relationships(1)	$791	$566	$687	$570
Derivatives designated in cash flow hedging relationships	1,183	632	532	274
Derivatives designated in net investment hedging relationships(1)	64	248	137	161
Total derivatives designated in hedging relationships	$2,038	$1,446	$1,356	$1,005

(1)	As at October 31, 2014, the fair value of non-derivative instruments designated as net investment hedges and fair value hedges was $6,666 (2013 – $6,009). These non-derivative hedging instruments are presented as deposits – financial institutions on the Consolidated Statement of Financial Position.

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Cash flow hedges

The period when cash flows of designated hedged items are expected to occur and impact the Consolidated Statement of Income are as follows:

As at October 31, 2014 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$619	$665	$2,363
Cash outflows from liabilities	(5,992)	(11,515)	(2,287)
Net cash flows	$(5,373)	$(10,850)	$76

As at October 31, 2013 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$2,347	$1,326	$77
Cash outflows from liabilities	(3,230)	(9,649)	(77)
Net cash flows	$(883)	$(8,323)	$–

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates.

11	Offsetting financial assets and financial liabilities

The Bank is eligible to present certain financial assets and financial liabilities on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Significant accounting policies.

The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2014 ($ millions)
Types of financial assets(1)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(2)	Collateral(3)	Net amount(4)
Derivative financial instruments(5)	$47,036	$(13,597)	$33,439	$(19,878)	$(4,849)	$8,712
Securities purchased under resale agreements and securities borrowed	102,569	(8,703)	93,866	(13,183)	(75,697)	4,986
Total	$149,605	$(22,300)	$127,305	$(33,061)	$(80,546)	$13,698

As at October 31, 2014 ($ millions)
Types of financial liabilities(1)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(2)	Collateral(3)	Net amount(4)
Derivative financial instruments(5)	$50,035	$(13,597)	$36,438	$(19,878)	$(3,557)	$13,003
Obligations related to securities sold under repurchase agreements and securities lent	97,656	(8,703)	88,953	(13,183)	(68,168)	7,602
Total	$147,691	$(22,300)	$125,391	$(33,061)	$(71,725)	$20,605
(1)	Subject to offsetting, enforceable master netting arrangements or similar agreements.
(2)	Amounts that are subject to master netting arrangements or similar agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.
(3)	Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.
(4)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(5)	For fiscal 2014, the cash collateral received against the positive market values of derivative financial instruments of $1,268 and the cash collateral pledged towards the negative mark to market of derivative financial instruments of $493 are recorded within other liabilities and other assets respectively.

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As at October 31, 2013 ($ millions)
Types of financial assets(1)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(2)	Collateral(3)	Net amount(4)
Derivative financial instruments(5)	$31,948	$(7,445)	$24,503	$(15,689)	$(2,512)	$6,302
Securities purchased under resale agreements and securities borrowed	87,313	(4,780)	82,533	(12,636)	(58,946)	10,951
Total	$119,261	$(12,225)	$107,036	$(28,325)	$(61,458)	$17,253

As at October 31, 2013 ($ millions)
Types of financial liabilities(1)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(2)	Collateral(3)	Net amount(4)
Derivative financial instruments(5)	$36,712	$(7,445)	$29,267	$(15,689)	$(3,029)	$10,549
Obligations related to securities sold under repurchase agreements and securities lent	82,288	(4,780)	77,508	(12,636)	(58,343)	6,529
Total	$119,000	$(12,225)	$106,775	$(28,325)	$(61,372)	$17,078
(1)	Subject to offsetting, enforceable master netting arrangements or similar agreements.
(2)	Amounts that are subject to master netting arrangements or similar agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.
(3)	Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.
(4)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(5)	For fiscal 2013, the cash collateral received against the positive market values of derivative financial instruments of $706 and the cash collateral pledged towards the negative mark to market of derivative financial instruments of $456 are recorded within other liabilities and other assets respectively.

12	Investment securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

(a)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2014 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government issued or guaranteed debt	$11	$237	$4,205	$1,310	$1,088	$–	$6,851
Yield(1) %	1.0	2.8	1.7	2.5	1.5	–	1.8
Canadian provincial and municipal debt	–	202	2,614	480	7	–	3,303
Yield(1) %	–	1.7	1.5	1.8	3.2	–	1.5
U.S. treasury and other U.S. agencies’ debt	321	637	5,261	–	7	–	6,226
Yield(1) %	–	–	0.6	–	0.3	–	0.5
Other foreign governments’ debt	2,179	3,784	3,905	661	454	–	10,983
Yield(1) %	2.0	2.2	3.5	6.1	6.3	–	3.0
Bonds of designated emerging markets	7	–	11	27	–	–	45
Yield(1) %	10.7	–	12.4	4.4	–	–	7.8
Other debt	1,003	1,406	3,734	497	147	–	6,787
Yield(1) %	3.0	1.9	1.5	1.2	2.5	–	1.8
Preferred shares	–	–	–	–	–	368	368
Common shares	–	–	–	–	–	3,933	3,933
Total available-for-sale securities	3,521	6,266	19,730	2,975	1,703	4,301	38,496
Held-to-maturity
Other foreign governments’ debt	–	–	146	20	–	–	166
Total investment securities	$3,521	$6,266	$19,876	$2,995	$1,703	$4,301	$38,662
Total by currency (in Canadian equivalent):
Canadian dollar	$13	$263	$6,249	$1,352	$1,110	$1,938	$10,925
U.S. dollar	549	1,681	7,781	267	150	1,736	12,164
Mexican peso	332	92	2,170	126	85	44	2,849
Other currencies	2,627	4,230	3,676	1,250	358	583	12,724
Total investment securities	$3,521	$6,266	$19,876	$2,995	$1,703	$4,301	$38,662
(1)	Represents the weighted-average yield of fixed income securities.

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	Remaining term to maturity
As at October 31, 2013(1) ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government issued or guaranteed debt	$607	$1,126	$4,117	$1,268	$1	$–	$7,119
Yield(2) %	0.9	2.8	1.8	2.5	2.6	–	2.0
Canadian provincial and municipal debt	71	112	2,794	279	7	–	3,263
Yield(2) %	0.3	3.0	1.4	1.6	3.2	–	1.5
U.S. treasury and other U.S. agencies’ debt	166	592	2,077	–	7	–	2,842
Yield(2) %	–	0.1	0.4	–	0.3	–	0.4
Other foreign governments’ debt	2,771	3,348	2,844	722	459	–	10,144
Yield(2) %	2.1	2.2	4.3	7.5	7.1	–	3.3
Bonds of designated emerging markets	5	51	10	–	83	–	149
Yield(2) %	9.1	6.5	9.3	–	10.2	–	8.5
Other debt	861	1,174	4,339	104	431	–	6,909
Yield(2) %	4.2	2.9	2.1	3.8	2.6	–	2.5
Preferred shares	–	–	–	–	–	384	384
Common shares	–	–	–	–	–	3,337	3,337
Total available-for-sale securities	4,481	6,403	16,181	2,373	988	3,721	34,147
Held-to-maturity
Other foreign governments’ debt	–	9	143	14	6	–	172
Total investment securities	$4,481	$6,412	$16,324	$2,387	$994	$3,721	$34,319
Total by currency (in Canadian equivalent):
Canadian dollar	$622	$1,257	$5,824	$1,176	$26	$1,513	$10,418
U.S. dollar	594	1,248	5,587	312	530	1,629	9,900
Mexican peso	657	12	1,821	–	–	45	2,535
Other currencies	2,608	3,895	3,092	899	438	534	11,466
Total investment securities	$4,481	$6,412	$16,324	$2,387	$994	$3,721	$34,319
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Represents the weighted-average yield of fixed income securities.

(b)	An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2014 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$6,704	$147	$–	$6,851
Canadian provincial and municipal debt	3,284	20	1	3,303
U.S. treasury and other U.S. agencies’ debt	6,218	11	3	6,226
Other foreign governments’ debt	10,940	60	17	10,983
Bonds of designated emerging markets	39	7	1	45
Other debt	6,666	128	7	6,787
Preferred shares	412	15	59	368
Common shares	3,097	871	35	3,933
Total available-for-sale securities	$37,360	$1,259	$123	$38,496

As at October 31, 2013(1) ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,036	$84	$1	$7,119
Canadian provincial and municipal debt	3,240	27	4	3,263
U.S. treasury and other U.S. agencies’ debt	2,845	4	7	2,842
Other foreign governments’ debt	10,068	96	20	10,144
Bonds of designated emerging markets	116	34	1	149
Other debt	6,665	276	32	6,909
Preferred shares	413	15	44	384
Common shares	2,627	761	51	3,337
Total available-for-sale securities	$33,010	$1,297	$160	$34,147
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).

The net unrealized gain on available-for-sale securities of $1,136 million (2013 – gain of $1,137 million) decreases to a net unrealized gain of $847 million (2013 – gain of $980 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in Accumulated Other Comprehensive Income.

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(c)	An analysis of available-for-sale securities with continuous unrealized losses:

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2014 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government issued or guaranteed debt	$359	$359	$–	$80	$80	$–	$439	$439	$–
Canadian provincial and municipal debt	100	100	–	109	108	1	209	208	1
U.S. treasury and other U.S. agencies’ debt	293	293	–	10	7	3	303	300	3
Other foreign governments’ debt	2,033	2,028	5	338	326	12	2,371	2,354	17
Bonds of designated emerging markets	7	7	–	11	10	1	18	17	1
Other debt	1,161	1,160	1	184	178	6	1,345	1,338	7
Preferred shares	1	1	–	392	333	59	393	334	59
Common shares	779	752	27	93	85	8	872	837	35
Total available-for-sale securities	$4,733	$4,700	$33	$1,217	$1,127	$90	$5,950	$5,827	$123

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2013 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government issued or guaranteed debt	$712	$711	$1	$–	$–	$–	$712	$711	$1
Canadian provincial and municipal debt	500	496	4	–	–	–	500	496	4
U.S. treasury and other U.S. agencies’ debt	458	454	4	50	47	3	508	501	7
Other foreign governments’ debt	3,832	3,814	18	134	132	2	3,966	3,946	20
Bond of designated emerging markets	16	15	1	–	–	–	16	15	1
Other debt	1,394	1,383	11	547	526	21	1,941	1,909	32
Preferred shares	6	6	–	390	346	44	396	352	44
Common shares	513	476	37	72	58	14	585	534	51
Total available-for-sale securities	$7,431	$7,355	$76	$1,193	$1,109	$84	$8,624	$8,464	$160

As at October 31, 2014, the cost of 409 (2013 – 630) available-for-sale securities exceeded their fair value by $123 million (2013 – $160 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 409 (2013 – 630) investment securities, 113 (2013 – 148) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $90 million (2013 – $84 million).

Investment securities are considered to be impaired only if objective evidence indicates one or more loss events have occurred and have affected the estimated future cash flows after considering available collateral.

Collateral is not generally obtained directly from the issuers of debt securities. However, certain debt securities may be collateralized by specifically identified assets that would be obtainable in the event of default.

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

(d)	Net gain on sale of investment securities

An analysis of net gain on sale of investment securities is as follows:

For the year ended October 31 ($ millions)	2014	2013	2012
Net realized gains or losses	$755	$433	$281
Impairment losses(1)	14	58	96
Net gain on sale of investment securities	$741	$375	$185

(1)	Impairment losses are comprised of $2 from equity securities (2013 – $28; 2012 – $74) and $12 from other debt securities (2013 – $30; 2012 – $22).

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13	Loans

(a)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2014	2013(2)
Canada:
Residential mortgages	$188,842	$188,937
Personal and credit cards	65,542	58,848
Business and government	38,561	33,641
	292,945	281,426
United States:
Personal and credit cards	1,109	1,374
Business and government	22,389	18,585
	23,498	19,959
Mexico:
Residential mortgages	5,409	4,369
Personal and credit cards	3,360	2,997
Business and government	7,196	5,508
	15,965	12,874
Chile:
Residential mortgages	4,561	4,163
Personal and credit cards	2,434	2,270
Business and government	6,908	6,633
	13,903	13,066
Peru:
Residential mortgages	1,896	1,518
Personal and credit cards	3,596	3,223
Business and government	7,794	6,634
	13,286	11,375
Colombia:
Residential mortgages	1,240	1,065
Personal and credit cards	3,354	2,871
Business and government	4,498	3,817
	9,092	7,753
Other International:
Residential mortgages	10,700	9,813
Personal and credit cards	4,809	4,426
Business and government	43,752	44,796
	59,261	59,035
Total loans	427,950	405,488
Acceptances(3)	9,876	10,556
Total loans and acceptances(4)	437,826	416,044
Allowance for credit losses	(3,641)	(3,273)
Total loans and acceptances net of allowances for loan losses	$434,185	$412,771

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(3)	1% of borrowers reside outside Canada.
(4)	Loans and acceptances denominated in U.S. dollars were $80,597 (2013 – $76,348), in Mexican pesos $12,972 (2013 – $10,626), Chilean pesos $10,256 (2013 – $9,702), and in other foreign currencies $35,721 (2013 – $31,807).

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(b)	Loans and acceptances by type of borrower

	2014		2013(1)
As at October 31 ($ millions)	Balance	% of total	Balance	% of total
Residential mortgages	$212,648	48.6%	$209,865	50.5%
Personal loans & credit cards	84,204	19.2	76,008	18.3
Personal	$296,852	67.8%	$285,873	68.8%
Financial services
Non-Bank	13,364	3.1	11,658	2.8
Bank(2)	8,922	2.0	12,063	2.9
Wholesale and retail	16,580	3.8	14,117	3.4
Real estate and construction	15,510	3.5	14,210	3.4
Oil and gas	12,853	2.9	10,353	2.5
Transportation	8,125	1.9	7,794	1.9
Automotive	8,122	1.9	7,346	1.8
Agriculture	7,084	1.6	6,113	1.5
Hospitality and leisure	3,567	0.8	3,440	0.8
Mining and primary metals	6,013	1.4	4,723	1.1
Utilities	5,860	1.3	4,438	1.0
Health care	3,494	0.8	3,641	0.9
Technology and media	5,420	1.2	5,266	1.3
Chemical	1,361	0.3	1,286	0.3
Food and beverage	3,883	0.9	3,133	0.7
Forest products	1,333	0.3	1,448	0.3
Other(3)	15,268	3.5	14,897	3.6
Sovereign(4)	4,215	1.0	4,245	1.0
Business and government	$140,974	32.2%	$130,171	31.2%
	$437,826	100.0%	$416,044	100.0%
Total allowance for loan losses	(3,641)		(3,273)
Total loans and acceptances net of allowance for loan losses	$434,185		$412,771

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Deposit taking institutions and securities firms.
(3)	Other relates to $6,488 in financing products (October 31, 2013 – $5,740), $1,287 in services (October 31, 2013 – $851), and $1,228 in wealth management (October 31, 2013 – $965).
(4)	Includes central banks, regional and local governments, supra-national agencies.

(c)	Loan maturities

As at October 31, 2014	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$47,008	$145,539	$10,308	$8,087	$1,706	$212,648	$53,747	$156,985	$1,916	$212,648
Personal and credit cards	11,735	25,183	4,144	859	42,283	84,204	38,046	45,091	1,067	84,204
Business and government	64,786	56,487	4,351	363	5,111	131,098	87,162	41,794	2,142	131,098
Total	$123,529	$227,209	$18,803	$9,309	$49,100	$427,950	$178,955	$243,870	$5,125	$427,950
Allowance for credit losses	–	–	–	–	(3,641)	(3,641)	–	–	(3,641)	(3,641)
Total loans net of allowance for credit losses	$123,529	$227,209	$18,803	$9,309	$45,459	$424,309	$178,955	$243,870	$1,484	$424,309

As at October 31, 2013(1)	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating(2)	Fixed rate(2)	Non-rate sensitive	Total
Residential mortgages	$36,818	$154,939	$9,700	$6,961	$1,447	$209,865	$50,463	$157,551	$1,851	$209,865
Personal and credit cards	11,893	19,781	3,387	939	40,008	76,008	37,154	37,911	943	76,008
Business and government	58,826	51,385	4,070	440	4,894	119,615	76,392	41,113	2,110	119,615
Total loans	$107,537	$226,105	$17,157	$8,340	$46,349	$405,488	$164,009	$236,575	$4,904	$405,488
Allowance for credit losses	–	–	–	–	(3,273)	(3,273)	–	–	(3,273)	(3,273)
Total loans net of allowance for credit losses	$107,537	$226,105	$17,157	$8,340	$43,076	$402,215	$164,009	$236,575	$1,631	$402,215

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Certain amounts have been reclassified to conform with current year classification.

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14	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)

	2014				2013
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses		Net	Gross impaired loans(1)	Allowance for credit losses		Net
Business and government	$1,455	$614	(3)	$841	$1,385	$561	(3)	$824
Residential mortgages	1,491	359	(4)	1,132	1,270	338	(4)	932
Personal and credit cards	1,254	1,225	(4)	29	1,046	994	(4)	52
Total	$4,200	$2,198		$2,002	$3,701	$1,893		$1,808
By geography:
Canada				$378				$363
United States				11				149
Other International				1,613				1,296
Total				$2,002				$1,808

(1)	Interest income recognized on impaired loans during the year ended October 31, 2014 was $18 (2013 – $19).
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	Allowance for credit losses for business and government loans is individually assessed.
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

For the years ended October 31, 2014 and 2013, the Bank would have recorded additional interest income of $287 million and $263 million, respectively, on impaired loans, if these impaired loans were classified as performing loans.

(b)	Allowance for credit losses

	2014
As at October 31 ($ millions)	Balance at beginning of year	Write-offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$561	$(338)	$93	$265	$33	$614
Collective	2,604	(1,559)	399	1,403	9	2,856
Total before FDIC guaranteed loans	3,165	(1,897)	492	1,668	42	3,470
FDIC guaranteed loans(2)	108	–	18	35	10	171
	$3,273	$(1,897)	$510	$1,703	$52	$3,641

	2013
As at October 31 ($ millions)	Balance at beginning of year	Write-offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$469	$(201)	$111	$155	$27	$561
Collective	2,420	(1,268)	332	1,117	3	2,604
Total before FDIC guaranteed loans	2,889	(1,469)	443	1,272	30	3,165
FDIC guaranteed loans(2)	88	–	–	16	4	108
	$2,977	$(1,469)	$443	$1,288	$34	$3,273

	2014	2013
Represented by:
Allowance against impaired loans	$2,198	$1,893
Allowance against performing loans and loans past due but not impaired(3)	1,272	1,272
Total before FDIC guaranteed loans	3,470	3,165
FDIC guaranteed loans(2)	171	108
	$3,641	$3,273

(1)	For the wholesale portfolios, impaired loans restructured during the year amounted to $373 (2013 – $101). Write-offs of impaired loans restructured during the year were $27 (2013 – $22). Non-impaired loans restructured during the year amounted to $113 (2013 – $166).

For the retail and small business portfolios, impaired loans restructured during the year amounted to $6 (2013 – $8). Non-impaired loans restructured during the year amounted to $8 (2013 – $22).

(2)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(3)	The allowance for performing loans is attributable to business and government loans $584 (2013 –$953) with the remainder allocated to personal and credit card loans $527 (2013 – $129) and residential mortgages $161 (2013 – $190).

(c)	Total FDIC guaranteed loans

As at October 31 ($ millions)	2014	2013
R-G Premier Bank
Unpaid principal balance	$2,688	$2,929
Fair value adjustments	(357)	(499)
Net carrying value	2,331	2,430
Allowance for credit losses	(171)	(108)
	$2,160	$2,322

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CONSOLIDATED FINANCIAL STATEMENTS

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at October 31, 2014, the carrying value of loans guaranteed by the FDIC was $2.2 billion (2013 – $2.3 billion) with a net receivable of $275 million (2013 – $366 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	2014(2)(3)				2013(2)(3)
As at October 31 ($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total	31 - 60 days	61 - 90 days	91 days and greater	Total
Residential mortgages	$1,253	$483	$153	$1,889	$1,248	$496	$180	$1,924
Personal and credit cards	591	298	48	937	506	241	49	796
Business and government	140	57	233	430	209	81	172	462
Total	$1,984	$838	$434	$3,256	$1,963	$818	$401	$3,182

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

15	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program and/or third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2014(1)	2013(1)
Assets
Carrying value of residential mortgage loans	$17,969	$15,832
Other related assets(2)	2,425	11,160
Liabilities
Carrying value of associated liabilities	20,414	27,289

(1)	The fair value of the transferred assets is $20,430 (2013 – $26,894) and the fair value of the associated liabilities is $20,791 (2013 – $27,577), for a net position of $(361) (2013 – $(683)).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal loans

The Bank securitizes a portion of its unsecured personal line of credit receivables on a revolving basis through a consolidated structured entity. The receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans. For further details, see Note 16.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2014(1)	2013(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$80,335	$68,868
Securities lending agreements	37,110	25,609
Total	117,445	94,477
Carrying value of associated liabilities(3)	$88,953	$77,508

(1)	The fair value of transferred assets is $117,445 (October 31, 2013 – $94,477) and the fair value of the associated liabilities is $88,953 (October 31, 2013 – $77,508), for a net position of $28,492 (October 31, 2013 – $16,969).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

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16	Structured entities

(a)	Consolidated structured entities

The following table provides information about structured entities that the Bank consolidated.

	2014			2013(2)
As at October 31 ($ millions)	Total assets		Total liabilities	Total assets		Total liabilities
U.S. multi-seller conduit that the Bank administers	$6,405		$6,380	$5,988		$6,075
Bank funding vehicles	29,416		28,457	34,436		33,645
Other	122		–	196		61
Total	$35,943	(1)	$34,837	$40,620	(1)	$39,781

(1)	Includes instruments issued by other entities of the Bank of $29.2 billion (2013 – $34.3 billion) which are off-set on consolidation.
(2)	Certain prior amounts are retrospectively adjusted to reflect the adoption of IFRS 10 (refer to Note 4).

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank provides a program-wide credit enhancement (PWCE) to the conduit and holds the subordinated notes issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets, the Bank’s PWCE and investment in the conduit’s subordinated notes, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.

There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.

Bank funding vehicles

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. These vehicles include Scotia Covered Bond Trust, Scotiabank Covered Bond Guarantor Limited Partnership and Hollis Receivables Term Trust II.

Activities of these structured entities are generally limited to holding a pool of assets or receivables generated by the Bank.

These structured entities are consolidated due to the Bank’s decision-making power and ability to use the power to affect the Bank’s returns.

Covered bond programs

Scotia Covered Bond Trust

Under the Bank’s global covered bond program, the Bank issues debt to investors that is guaranteed by Scotia Covered Bond Trust (the “Trust”). Under the program, the Trust purchases CMHC insured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2014, $12.2 billion (October 31, 2013 – $13.2 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars. As at October 31, 2014, assets pledged in relation to these covered bonds were $12.9 billion (October 31, 2013 – $14.2 billion).

Scotiabank Covered Bond Guarantor Limited Partnership

The Bank has a registered covered bond program in which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2014, $5.3 billion (October 31, 2013 – nil) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars and Euros. As at October 31, 2014, assets pledged in relation to these covered bonds were $5.8 billion (October 31, 2013 – nil).

Personal line of credit securitization trust

The Bank securitizes a portion of its unsecured personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored structured entity. Hollis issues notes to third-party investors and the Bank, proceeds of which are used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for Hollis. The subordinated notes issued by Hollis are held by the Bank.

As at October 31, 2014, $1.0 billion (October 31, 2013 – $0.5 billion) notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2014, assets pledged in relation to these notes were $1.2 billion (October 31, 2013 – $0.6 billion).

Other

Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

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(b)	Unconsolidated structured entities

The following table provides information about other structured entities in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated structured entities maximum exposure to loss.

	2014
As at October 31 ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Other	Total
Total assets (on structured entity’s financial statements)	$2,707	$12,165	$1,520	$945	$17,337

Assets recognized on the Bank’s financial statements
Trading assets	13	422	–	52	487
Investment securities	–	1,487	15	79	1,581
Loans(1)	–	924	52	56	1,032
	13	2,833	67	187	3,100
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	1,488	–	1,488
	–	–	1,488	–	1,488
Bank’s maximum exposure to loss	$2,707	$2,833	$67	$187	$5,794

	2013(2)
As at October 31 ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Other	Total
Total assets (on structured entity’s financial statements)	$3,018	$2,383	$1,520	$1,008	$7,929

Assets recognized on the Bank’s financial statements
Trading assets	13	–	–	50	63
Investment securities	–	123	32	62	217
Loans(1)	–	1,114	57	100	1,271
	13	1,237	89	212	1,551
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	1,488	–	1,488
	–	–	1,488	–	1,488
Bank’s maximum exposure to loss	$3,018	$1,257	$89	$212	$4,576

(1)	Loan balances are presented net of allowance for credit losses.
(2)	Certain prior amounts are retrospectively adjusted to reflect the adoption of IFRS 10 (refer to Note 4).

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2014, the Bank has recorded $3.1 billion (2013 – $1.5 billion), primarily its interest in the structured entities, on its Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper,

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each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. The liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.4 billion (2013 – $1.1 billion) based on future asset purchases by these conduits.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

Structured finance entities

The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.

Capital funding vehicles

The adoption of IFRS 10, Consolidated Financial Statements, has resulted in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust through which the Bank issues certain regulatory capital investments. These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities. As a result, Deposits – Business and government increased by $1.5 billion (2013 – $1.5 billion).

Other

Other includes investments in managed funds, collateralized debt obligation entities, and other structured entities. The Bank’s maximum exposure to loss is limited to its net investment in these funds.

c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated structured entities in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. The Bank considered mutual funds and managed companies as sponsored entities at October 31, 2014.

The following table provides information on revenue from unconsolidated Bank-sponsored entities.

	2014			2013
As at October 31 ($ millions)	Funds(1)	Scotia Managed Companies	Total	Funds(1)	Scotia Managed Companies	Total
Revenue	$1,804	$18	$1,822	$1,565	$20	$1,585

(1)	Includes mutual funds, other funds and trusts.

The Bank earned revenue of $1,822 million (October 31, 2013 – $1,585 million) from its involvement with the unconsolidated Bank sponsored structured entities for the year ended October 31, 2014, which was comprised of interest income of $4 million (October 31, 2013 – $3 million), fee and commission revenue – banking of $141 million (October 31, 2013 – $110 million) and fee and commission revenue – wealth management of $1,677 million (October 31, 2013 – $1,472 million), including mutual fund, brokerage and investment management and trust fees.

17	Property and equipment

($ millions)	Land	Buildings	Equipment	Leasehold improvements	Total
Cost
Balance as at October 31, 2012(1)	$300	$1,647	$3,274	$1,078	$6,299
Acquisitions	5	103	59	56	223
Additions	10	108	165	47	330
Disposals	(22)	(152)	(118)	(31)	(323)
Foreign currency adjustments and other	(9)	(57)	(57)	(4)	(127)
Balance as at October 31, 2013(1)	$284	$1,649	$3,323	$1,146	$6,402

Acquisitions	–	–	–	–	–
Additions	11	168	177	94	450
Disposals	(40)	(155)	(148)	(41)	(384)
Foreign currency adjustments and other	11	25	26	25	87
Balance as at October 31, 2014	$266	$1,687	$3,378	$1,224	$6,555

Accumulated depreciation
Balance as at October 31, 2012(1)	$–	$685	$2,717	$679	$4,081
Depreciation	–	53	173	71	297
Disposals(1)	–	(19)	(96)	(30)	(145)
Foreign currency adjustments and other	–	(28)	(22)	5	(45)
Balance as at October 31, 2013(1)	$–	$691	$2,772	$725	$4,188
Depreciation	–	36	184	77	297
Disposals	–	(23)	(152)	(57)	(232)
Foreign currency adjustments and other	–	11	11	8	30
Balance as at October 31, 2014	$–	$715	$2,815	$753	$4,283

Net book value
Balance as at October 31, 2013(1)	$284	$958	$551	$421	$2,214 (2)
Balance as at October 31, 2014	$266	$972	$563	$471	$2,272 (2)

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Includes $41 (2013 – $36) of investment property.

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CONSOLIDATED FINANCIAL STATEMENTS

18	Investments in associates

The Bank had significant investments in the following associates:

			2014			2013
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statement(1)	Carrying value	Carrying value
CI Financial Corp.(2)	Canada	Wealth Management	n/a	n/a	$–	$2,577
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	September 30, 2014	2,134	1,921
Canadian Tire’s Financial Services business (CTFS)(3)	Canada	Financial Services	20.0%	October 01, 2014	509	–
Bank of Xi’an Co. Ltd.(4)	China	Banking	19.0%	September 30, 2014	359	291
Maduro & Curiel’s Bank N.V.(5)	Curacao	Banking	48.2%	September 30, 2014	221	191
Banco del Caribe	Venezuela	Banking	26.6%	September 30, 2014	54	156

(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	On June 17, 2014, the Bank sold 82,800,000 shares (representing 29.1% ownership interest) of CI Financial Corp. through a public offering. As a result, the Bank no longer has the ability to exercise significant influence and does not account for the remaining investment in CI Financial Corp. based on the equity method. On that date, the remaining retained interest was classified as available-for-sale equity and recorded at fair value based on the quoted market price (refer to Note 41).
(3)	On October 1, 2014, the Bank acquired a 20% equity interest in Canadian Tire’s Financial Services business (CTFS). As at October 31, 2014 CTFS had total assets of $5,351 and total liabilities of $4,387.
(4)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors.
(5)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2014 these reserves amounted to $52 (2013 – $43; 2012 – $38).

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended and as at September 30, 2014(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.(2)	$ n/a	$ n/a	$ n/a	$ n/a
Thanachart Bank Public Company Limited	1,488	336	34,124	30,571
Bank of Xi’an Co. Ltd.	695	299	25,259	23,558
Maduro & Curiel’s Bank N.V.	291	86	4,117	3,642
Banco del Caribe	1,160	107	16,728	15,106

	For the twelve months ended and as at September 30, 2013(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$1,535	$405	$2,986	$1,218
Thanachart Bank Public Company Limited	1,988	502	34,047	30,887
Bank of Xi’an Co. Ltd.	520	245	19,795	18,479
Maduro & Curiel’s Bank N.V.	264	84	3,512	3,100
Banco del Caribe	754	142	10,141	9,202

(1)	Based on the most recent available financial statements.
(2)	As a result of the partial sale of CI Financial Corp. by the Bank on June 17, 2014, the Bank no longer has the ability to exercise significant influence and does not account for the remaining investment based on the equity method.

Investment in Banco del Caribe

Venezuela has been designated as hyper-inflationary and measures of foreign exchange controls have been imposed by the Venezuelan government. These restrictions have limited the Bank’s ability to repatriate cash and dividends out of Venezuela.

As at October 31, 2014, the Bank’s total net investment in Banco del Caribe of $54 million, along with monetary assets, comprising of cash and dividend receivable was translated at the SICAD II exchange rate of 1 USD to 50 VEF. These amounts were previously measured at the official exchange rate of 1 USD to 6.3 VEF.

As a result the Bank recorded a reduction in the carrying value of the investment in associates of $129 million with a corresponding decrease to other comprehensive income. The Bank has also recognized foreign exchange losses of $47 million in the Consolidated Statement of Income as other operating income, in relation to the monetary assets.

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CONSOLIDATED FINANCIAL STATEMENTS

19	Goodwill and other intangible assets

Goodwill

The changes in the carrying amounts of goodwill by cash-generating unit (CGU) are as follows:

($ millions)	Canadian Banking		Global Wealth & Insurance	Global Capital Markets	Global Corporate & Investment Banking	Latin America	Caribbean and Central America	Pacific	Total
Balance as at October 31, 2012	$319		$2,015	$87	$109	$2,063	$646	$–	$5,239
Acquisitions	1,314	(1)	277	–	–	29	–	–	1,620
Foreign currency adjustments and other	–		(9)	5	5	(14)	21	–	8
Balance as at October 31, 2013	$1,633		$2,283	$92	$114	$2,078	$667	$–	$6,867
Acquisitions	–		–	–	–	–	–	–	–
Foreign currency adjustments and other	–		9	8	9	(37)	53	–	42
Balance as at October 31, 2014	$1,633		$2,292	$100	$123	$2,041	$720	$–	$6,909

(1)	The change from October 31, 2012 is due to the acquisition of Tangerine Bank (formerly ING Bank of Canada). Refer to Note 41 for further details.

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU falling below its carrying value.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including credit risk, market risk, operational risk and other relevant business risks for each CGU. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value for the CGU, the Bank has used price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, a control premium is added based on a five year weighted average acquisition premium paid for comparable companies, and costs of disposal are deducted from the fair value of the CGU. The resulting recoverable amount determined is then compared to its respective carrying amount to identify any impairment. P/E multiples ranging from 10 to 18 times (2013 – 7 to 14 times) have been used.

The fair value less costs of disposal of the CGU is sensitive to changes in net income, P/E multiples and control premiums.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount of the CGU would not result in an impairment.

Goodwill was assessed for annual impairment as at July 31, 2014 and July 31, 2013 and no impairment was determined to exist.

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2012	$1,056	$977	$2,325	$67	$4,425
Acquisitions	79	243	–	–	322
Additions	293	2	–	–	295
Disposals	(8)	–	–	–	(8)
Foreign currency adjustments and other	(20)	(4)	–	–	(24)
Balance as at October 31, 2013	$1,400	$1,218	$2,325	$67	$5,010
Acquisitions	–	–	–	–	–
Additions	372	1	–	–	373
Disposals	–	–	–	(1)	(1)
Foreign currency adjustments and other	(1)	12	–	1	12
Balance as at October 31, 2014	$1,771	$1,231	$2,325	$67	$5,394
Accumulated amortization
Balance as at October 31, 2012	$377	$595	$–	$–	$972
Amortization Expense	116	103	–	–	219
Disposals	(4)	–	–	–	(4)
Foreign currency adjustments and other	(10)	(4)	–	–	(14)
Balance as at October 31, 2013	$479	$694	$–	$–	$1,173
Amortization Expense	143	86	–	–	229
Disposals	–	–	–	–	–
Foreign currency adjustments and other	7	10	–	–	17
Balance as at October 31, 2014	$629	$790	$–	$–	$1,419
Net book value
As at October 31, 2013	$921 (2)	$524	$2,325	$67	$3,837
As at October 31, 2014	$1,142 (2)	$441	$2,325	$67	$3,975

(1)	Fund management contracts are attributable to HollisWealth Inc. (formerly, DundeeWealth Inc.).
(2)	Computer software comprises of purchased software of $251 (2013 – $175), internally generated software of $481 (2013 – $396), and in process software not subject to amortization of $410 (2013 – $350).

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CONSOLIDATED FINANCIAL STATEMENTS

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% (2013 – 4.5%) applied thereafter. These cash flows have been discounted at a rate of 10% (2013 – 10%). Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount would not result in an impairment.

Indefinite life intangible assets were assessed for annual impairment as at July 31, 2014 and July 31, 2013 and no impairment was determined to exist.

20	Other assets

As at October 31 ($ millions)	2014	2013(1)
Accrued interest	$1,690	$1,643
Accounts receivable	1,172	1,073
Current tax assets	565	539
Pension assets (Note 31)	117	132
Receivable from brokers, dealers and clients	945	1,222
Receivable from the Federal Deposit Insurance Corporation	275	366
Other	4,995	5,548
Total	$9,759	$10,523

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

21	Leases

(a)	As Lessor

Finance lease receivables

The Bank offers asset-based lending and works with a broad range of technology, industrial equipment and commercial companies to provide customized finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans. The Bank’s net investment in finance lease receivables was as follows:

As at October 31, 2014 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,410	$190	$1,220
After one year but not more than five years	3,177	342	2,835
More than five years	298	55	243
Total	$4,885	$587	$4,298

As at October 31, 2013 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,368	$174	$1,194
After one year but not more than five years	3,021	314	2,707
More than five years	277	34	243
Total	$4,666	$522	$4,144

At October 31, 2014, unguaranteed residual value of $71 million (2013 – $66 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to $17 million (2013 – $16 million).

(b)	As Lessee

Operating lease commitments

The Bank leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Bank also leases equipment under non-cancellable lease arrangements. Where the Bank is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

As at October 31 ($ millions)	2014	2013
Within one year	$310	$289
After one year but not more than five years	811	751
More than five years	577	499
Total	$1,698	$1,539

The total of future minimum sublease payments to be received under non-cancellable subleases at the reporting date is $16 million (2013 – $16 million).

Building rent expense, included in premises and technology expense in the Consolidated Statement of Income, was $392 million (2013 – $378 million).

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CONSOLIDATED FINANCIAL STATEMENTS

22	Deposits

	2014						2013	(1)
	Payable on demand
As at October 31 ($ millions)	Interest- bearing	Non-interest bearing	Payable after notice		Payable on a fixed date	Total
Personal	$5,197	$4,570	$91,919		$73,477	$175,163	$171,048
Business and government	49,744	19,318	29,951		243,354	342,367	313,820
Financial institutions	5,176	3,096	2,005		26,210	36,487	33,019
Total	$60,117	$26,984	$123,875	(2)	$343,041	$554,017	$517,887
Recorded in:
Canada						$373,491	$350,599
United States						84,710	77,685
United Kingdom						13,296	10,779
Mexico						13,668	11,907
Peru						11,701	10,552
Chile						5,785	5,723
Colombia						7,450	6,578
Other International						43,916	44,064
Total(3)						$554,017	$517,887
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).
(2)	Includes $104 (2013 – $103) of non-interest bearing deposits.
(3)	Deposits denominated in U.S. dollars amount to $201,891 (2013 – $182,115) deposits denominated in Mexican pesos amount to $12,444 (2013 – $10,480) and deposits denominated in other foreign currencies amount to $49,836 (2013 – $44,612).

Refer to Note 40 for contractual maturity structure for deposits which provides maturities of less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to two years, two to five years, over five years, and with no specific maturity.

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2014	$42,801	$13,907	$23,338	$75,987	$14,110	$170,143
As at October 31, 2013(2)	$38,844	$12,097	$15,731	$75,451	$7,878	$150,001

(1)	The majority of foreign term deposits are in excess of $100,000.
(2)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).

23	Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)				2014	2013
Maturity date	Interest rate (%)	Terms(1)	Par value	Carrying value(2)	Carrying value(2)
April 2019	4.94	Redeemed on April 15, 2014.	$–	$–	$1,000
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%.	1,000	1,000	1,000
August 2022	2.898	Redeemable on or after August 3, 2017. After August 3, 2017, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.255%.	1,500	1,501	1,501
October 2024	3.036	Redeemable on or after October 18, 2017. After October 18, 2019, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.14%.	1,750	1,748	1,712
June 2025	8.90	Redeemable at any time.	250	264	265
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017.	100	99	107
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018.	101	99	108
August 2085	Floating	US$142 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date.	160	160	148
			$4,861	$4,871	$5,841

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.

The contractual maturities of the debentures are summarized in Note 40.

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CONSOLIDATED FINANCIAL STATEMENTS

24	Other liabilities

As at October 31 ($ millions)	2014	2013(1)
Accrued interest	$1,920	$1,897
Accounts payable and accrued expenses	5,265	5,653
Current tax liabilities	1,009	830
Deferred tax liabilities (Note 30)	454	591
Gold and silver certificates and bullion	4,571	3,622
Margin and collateral accounts	5,078	3,417
Payables to brokers, dealers and clients	293	499
Provisions for off-balance sheet credit risks and other (Note 25)	518	347
Pension liabilities (Note 31)	817	502
Other liabilities of subsidiaries and structured entities	10,020	9,661
Other	4,840	5,028
Total	$34,785	$32,047

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

25	Provisions

($ millions)	Off-balance sheet credit risks	Restructuring	Other	Total
As at November 1, 2012	$184	$2	$179	$365
Provisions made during the year	–	40	51	91
Provisions used or no longer required during the year	–	(20)	(89)	(109)
Balance as at October 31, 2013	$184	$22	$141	$347
Provisions made during the year	–	148	116	264
Provisions used or no longer required during the year	–	(34)	(59)	(93)
Balance as at October 31, 2014	$184	$136	$198	$518
Off-balance sheet credit risks

The provision for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Restructuring

During fiscal 2014, the Bank initiated certain restructuring initiatives in order to improve the Bank’s customers’ experience, reduce costs in a sustainable manner, and to achieve greater operational efficiencies. As a result, in order to implement these initiatives, in the fourth quarter of 2014, a charge of $148 million was recorded in other operating expenses, primarily relating to employee severance costs.

Other

Other primarily includes provisions related to litigation reserves. In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

26	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2014			2013
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,208,588,989		$14,516	1,184,368,672		$13,139
Issued under Shareholder Dividend and Share Purchase Plan(1)	8,849,647		574	19,005,803		1,100
Issued in relation to share-based payments, net (Note 29)	3,493,491	(2)	187	3,500,283	(2)	178
Issued in relation to the acquisition of a subsidiary or associated corporation	150,118		10	1,714,231		99	(3)
Repurchased for cancellation under the Normal Course Issuer Bid	(4,500,000)		(56)	–		–
Outstanding at end of year	1,216,582,245	(4)	$15,231	1,208,588,989	(4)	$14,516

(1)	On January 28, 2014, the Board approved an additional 7,900,000 common shares to be reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan (the “Plan”). As at October 31, 2014, there were 10,048,041 common shares held in reserve for issuance under the Plan.
(2)	133,318 shares held by the Bank in relation to cancelled share-based payment plans were released in 2014.
(3)	Issued in relation to the acquisition of Colfondos SA on December 19, 2012.
(4)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2014, the number of such shares bought and sold was 13,033,821 (2013 – 13,559,563).

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CONSOLIDATED FINANCIAL STATEMENTS

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its preferred or common shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

Dividend

The dividends paid on common shares in 2014 and 2013 were $3,110 million ($2.56 per share) and $2,858 million ($2.39 per share), respectively. The Board of Directors approved a quarterly dividend of 66 cents per common share at its meeting on December 4, 2014. This quarterly dividend applies to shareholders of record as of January 6, 2015, and is payable January 28, 2015.

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange approved its normal course issuer bid (the “bid”) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. The bid will end on the earlier of May 29, 2015, or the date on which the Bank completes its purchases. During the year ended October 31, 2014, the Bank repurchased and cancelled 4.5 million common shares under this bid at an average price of $71.04 per share for a total amount of approximately $320 million.

27	Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2014		2013
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount
Preferred shares:
Series 13(a)	–	$–	12,000,000	$300
Series 14(b)(c)	13,800,000	345	13,800,000	345
Series 15(b)(d)	13,800,000	345	13,800,000	345
Series 16(b)(e)	13,800,000	345	13,800,000	345
Series 17(b)(f)	9,200,000	230	9,200,000	230
Series 18(b)(g)	7,497,663	187	7,497,663	187
Series 19(b)(g)	6,302,337	158	6,302,337	158
Series 20(b)(h)	8,039,268	201	8,039,268	201
Series 21(b)(h)	5,960,732	149	5,960,732	149
Series 22(b)(i)	9,376,944	234	12,000,000	300
Series 23(b)(i)	2,623,056	66	–	–
Series 24(j)	–	–	10,000,000	250
Series 26(k)	–	–	13,000,000	325
Series 28(l)	–	–	11,000,000	275
Series 30(b)(m)	10,600,000	265	10,600,000	265
Series 32(b)(n)	16,345,767	409	16,345,767	409
Total preferred shares	117,345,767	$2,934	163,345,767	$4,084

Terms of preferred shares

	Dividends per share	Issue date	Issue price	Initial dividend	Initial dividend payment date	Dividend reset rate	Redemption date	Redemption price
Preferred shares
Series 13(a)	0.300000	March 15, 2005	25.00	0.440500	July 27, 2005	–	July 29, 2014	25.00
Series 14(c)	0.281250	January 24, 2007	25.00	0.283560	April 26, 2007	–	April 28, 2014 to April 27, 2015	25.50
Series 15(d)	0.281250	April 5, 2007 April 17, 2007	25.00	0.348290	July 27, 2007	–	July 29, 2014 to July 28, 2015	25.50
Series 16(e)	0.328125	October 12, 2007	25.00	0.391950	January 29, 2008	–	January 29, 2014 to January 27, 2015	25.75
Series 17(f)	0.350000	January 31, 2008	25.00	0.337530	April 28, 2008	–	April 28, 2014 to April 27, 2015	25.75
Series 18(g)	0.209375	March 25, 2008 March 27, 2008	25.00	0.431500	July 29, 2008	2.05%	April 26, 2018	25.00
Series 19(g)	0.185500	April 26, 2013	25.00	0.189250	July 29, 2013	2.05%	April 26, 2013 to April 26, 2018	25.50
Series 20(h)	0.225625	June 10, 2008	25.00	0.167800	July 29, 2008	1.70%	October 26, 2018	25.00
Series 21(h)	0.163625	October 26, 2013	25.00	0.167875	January 29, 2014	1.70%	October 26, 2013 to October 26, 2018	25.50
Series 22(i)	0.239375	September 9, 2008	25.00	0.482900	January 28, 2009	1.88%	January 26, 2019	25.00
Series 23(i)	0.174875	January 26, 2014	25.00	0.173875	April 28, 2014	1.88%	January 26, 2014 to January 26, 2019	25.50
Series 24(j)	0.390600	December 12, 2008	25.00	0.586500	April 28, 2009	3.84%	January 26, 2014	25.00
Series 26(k)	0.390625	January 21, 2009	25.00	0.415240	April 28, 2009	4.14%	April 26, 2014	25.00
Series 28(l)	0.390625	January 30, 2009	25.00	0.376710	April 28, 2009	4.46%	April 26, 2014	25.00
Series 30(m)	0.240625	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 26, 2015	25.00
Series 32(n)	0.231250	February 1, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2016	25.00
		February 28, 2011

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CONSOLIDATED FINANCIAL STATEMENTS

(a)	Series 13 Non-cumulative Preferred Shares were redeemed on July 29, 2014 at $25.00 per share, together with declared and unpaid dividends.
(b)	Non-cumulative preferential cash dividends on Series 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 30 and 32 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 30 and 32) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on all Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated dividend reset rate, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 31 and 33 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-year Rate Reset Preferred Shares (Series 19, 21, 23, 31 and 33) are payable, in an amount per share equal to the sum of the T-Bill Rate plus the dividend reset rate of the converted preferred shares, multiplied by $25.00. Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 18, 20, 22, 30 or 32 preferred shares issued and outstanding on the applicable conversion date, all of the issued and outstanding Series 18, 20, 22, 30 or 32 preferred shares will be automatically converted on the applicable conversion date into an equal number of Series 19, 21, 23, 31 or 33 preferred shares.
(c)	With regulatory approval, the Series 14 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 28, 2014 and ending April 27, 2015, at $25.50 per share, together with declared and unpaid dividends to the date then fixed for redemption and $25.25 per share if redeemed during the period commencing April 28, 2015 until April 26, 2016, following which no redemption premium is payable.
(d)	With regulatory approval, the Series 15 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing July 29, 2014 and ending July 28, 2015, at $25.50 per share, together with declared and unpaid dividends to the date then fixed for redemption and $25.25 per share if redeemed during the period commencing July 29, 2015 until July 26, 2016, following which no redemption premium is payable.
(e)	With regulatory approval, the Series 16 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing January 29, 2014 and ending January 27, 2015 at $25.75 per share, together with declared and unpaid dividends to the date then fixed for redemption at $25.50 per share if redeemed during the period commencing January 28, 2015 and ending January 26, 2016, and $25.25 per share if redeemed during the period commencing January 27, 2016 until January 26, 2017, following which no redemption premium is payable.
(f)	With regulatory approval, the Series 17 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 28, 2014 and ending April 27, 2015 at $25.75 per share, together with declared and unpaid dividends to the date then fixed for redemption at $25.50 per share if redeemed during the period commencing April 28, 2015 and ending April 26, 2016, and $25.25 per share if redeemed during the period commencing April 27, 2016 until April 25, 2017, following which no redemption premium is payable.
(g)	Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2018 and on April 26 every five years thereafter. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 19 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 26, 2018 and on April 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after April 26, 2013.
(h)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2018, and on October 26 every five years thereafter. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2018, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 21 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on October 26, 2018 and on October 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after October 26, 2013.
(i)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2019, and on January 26 every five years thereafter. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 23 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on January 26, 2019 and on January 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after January 26, 2014.
(j)	Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares were redeemed on January 26, 2014, at $25.00 per share, together with all declared and unpaid dividends.
(k)	Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares were redeemed on April 26, 2014, at $25.00 per share, together with all declared and unpaid dividends.
(l)	Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares were redeemed on April 26, 2014, at $25.00 per share, together with all declared and unpaid dividends.
(m)

Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter. With regulatory approval, Series 30 preferred shares may be redeemed by the Bank on April 26, 2015, and for Series 31 preferred shares, if applicable, on April 26, 2020 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

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(n)	Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2016, and on February 2 every five years thereafter. With regulatory approval, Series 32 preferred shares may be redeemed by the Bank on February 2, 2016, and for Series 33 preferred shares, if applicable, on February 2, 2021 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

28	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA)

related capital charges, requiring they be phased-in over a five-year period, beginning January 2014. In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets (RWA) of 0.57, 0.65 and 0.77 were used for Common Equity Tier 1 (CET1) capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total Capital ratios, which are determined by dividing those capital components by risk-weighted assets.

Basel III introduced a new category of capital, CET1, which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions. In addition, new or revised capital components included in common equity are unrealized losses on securities and reduced amounts for non-controlling interests.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 4 years.

As of January 2019, under the BCBS rules the Bank will be required to meet new minimum requirements of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total Capital ratio will be 10.5%.

OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target, by the first quarter of 2013. In a March 2013 advisory letter, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S., European portfolios and for a significant portion of international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

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CONSOLIDATED FINANCIAL STATEMENTS

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a Leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In January 2014, the BCBS issued revisions to the Basel III Leverage Ratio framework. Revisions to the framework related primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of: lower credit conversion factors for certain off-balance sheet commitments; further clarification on the treatment for derivatives, related collateral, and securities financing transactions; additional requirements for written credit derivatives; and, minimum public disclosure requirements commencing January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the existing Assets-to-Capital Multiple (ACM), effective Q1 2015. Institutions will be expected to maintain a material operating buffer above the 3% minimum. The Bank expects to meet OSFI’s authorized Leverage ratio. Disclosure in accordance with OSFI’s September 2014 Public Disclosure Requirements related to Basel III Leverage Ratio will be made commencing Q1 2015.

The Bank’s Common Equity Tier 1, Tier 1 and Total Capital are composed of the following:

2014	2013(1)
As at October 31 ($ millions)	All-in	Transitional	All-in	Transitional
Total Common Equity	$44,965	$44,965	$40,569	$40,569
Qualifying non-controlling interests in common equity of subsidiaries	514	–	479	–
Goodwill and non-qualifying intangibles, net of deferred tax liabilities(2)	(10,482)	–	(9,772)	–
Threshold related deductions	(305)	–	(3,630)	–
Net deferred tax assets (excluding those arising from temporary differences)	(620)	–	(752)	–
Other Common Equity Tier 1 adjustments(3)	(330)	(3,253)	(535)	(2,548)
Common Equity Tier 1 Capital	$33,742	$41,712	$26,359	$38,021
Preferred Shares(4)	2,934	2,934	4,084	4,084
Capital instrument liabilities – trust securities(4)	1,400	1,400	1,400	1,400
Other Tier 1 capital adjustments(5)	(3)	(4,334)	71	(5,484)
Net Tier 1 Capital	$38,073	$41,712	$31,914	$38,021
Subordinated debentures, net of amortization(4)	4,871	4,871	5,841	5,841
Other Tier 2 capital adjustments(5)	648	517	1,086	(504)
Total regulatory capital	$43,592	$47,100	$38,841	$43,358
CET1 risk-weighted assets(6)	$312,473	$319,936	$288,246	$293,252
Tier 1 risk-weighted assets(6)	313,263	319,936	288,246	293,252
Total risk-weighted assets(6)	$314,449	$319,936	$288,246	$293,252
Capital ratios
Common Equity Tier 1 Capital ratio	10.8%	13.0%	9.1%	13.0%
Tier 1 capital ratio	12.2%	13.0%	11.1%	13.0%
Total capital ratio	13.9%	14.7%	13.5%	14.8%
Assets to capital multiple(7)	17.1	x	17.1	x	17.1	x	17.1	x
(1)	Capital measures for 2013 have not been restated for the new and amended IFRS standards as they represent the actual amounts in the period for regulatory purposes.
(2)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.
(3)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (20% in 2014; 0% in 2013) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(4)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years. Amounts reported for regulatory capital may be less than as reported on the Consolidated Statement of Financial Position.
(5)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries; in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(6)	For 2014, the CVA risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.
(7)	As prescribed by OSFI, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

The Bank substantially exceeded the OSFI capital targets as at October 31, 2014. OSFI has also prescribed a maximum assets to capital leverage multiple and the Bank was in compliance with this threshold as at October 31, 2014.

29	Share-based payments

(a)	Stock option plans

The Bank grants stock options, tandem stock appreciation rights (Tandem SARs) and stand-alone stock appreciation rights (SARs) as part of the Employee Stock Option Plan. Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date.

Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 93.7 million common shares have been issued as

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CONSOLIDATED FINANCIAL STATEMENTS

a result of the exercise of options and 22.8 million common shares are committed under outstanding options, leaving 12.6 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 3, 2014 to December 9, 2023.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The stock option plans include:

¡	Tandem stock appreciation rights

Employee stock options granted between December 3, 2004 to November 1, 2009 have Tandem SARs, which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. As at October 31, 2014, 363,775 Tandem SARs were outstanding (2013 – 643,851).

The share-based payment liability recognized for vested Tandem SARs as at October 31, 2014 was $7 million (2013 – $11 million). The corresponding intrinsic value of this liability as at October 31, 2014 was $8 million (2013 – $12 million).

In 2014, a benefit of $1 million (2013 – $2 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payments of $5 million (2013 –$15 million).

Renouncement of Tandem SARs

During the year, no employees voluntarily renounced Tandem SARs. In 2013, employees voluntarily renounced 2,835,008 Tandem SARs, while retaining their corresponding option for shares. As these renouncements are not considered to be modifications of stock options under IFRS, no revaluation takes place, and the related accrued liability of $36 million for 2013 and deferred tax asset of $10 million for 2013 were reclassified to equity – other reserves. The remaining outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

¡	Stock options

Employee stock options granted beginning December 2009, are equity-classified stock options which call for settlement in shares and do not have Tandem SARs features.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2014 was $184 million (2013 – $180 million).

In 2014, an expense of $30 million (2013 – $34 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2014, future unrecognized compensation cost for non-vested stock options was $8 million (2013 – $9 million) which is to be recognized over a weighted-average period of 1.71 years (2013 – 1.58 years).

¡	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2014, 233,120 SARs were granted (2013 – 296,824) and as at October 31, 2014, 1,852,484 SARs were outstanding (2013 – 2,007,718), of which 1,744,867 SARs were vested (2013 – 1,896,242).

The share-based payment liability recognized for vested SARs as at October 31, 2014 was $27 million (2013 – $27 million). The corresponding intrinsic value of this liability as at October 31, 2014 was $31 million (2013 – $29 million).

In 2014, a benefit of $1 million (2013 – benefit of $3 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payment of $14 million (2013 – $17 million).

Determination of fair values

The share-based payment liability and corresponding expense for SARs and options with Tandem SAR features, were quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2014	2013
Assumptions
Risk-free interest rate%	0.98% – 1.40%	1.06% – 1.58%
Expected dividend yield	3.70%	3.70%
Expected price volatility	15.12% – 22.82%	13.54% – 25.58%
Expected life of option	0.05 – 4.35 years	0.02 – 4.33 years
Fair value
Weighted-average fair value	$16.45	$14.81

The share-based payment expense for stock options, i.e., without Tandem SAR features, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2014 and 2013 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2014 Grant	2013 Grant
Assumptions
Risk-free interest rate %	2.02%	1.74%
Expected dividend yield	3.65%	3.84%
Expected price volatility	21.45%	23.58%
Expected life of option	6.07 years	6.23 years
Fair value
Weighted-average fair value	$8.85	$8.15

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2014		2013
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	23,609	$49.09	23,111	$46.30
Granted(2)	3,242	63.98	3,982	55.63
Exercised as options	(3,342)	45.31	(3,390)	37.90
Exercised as Tandem SARs	(50)	44.35	(36)	30.67
Forfeited(2)	(104)	54.78	(51)	51.68
Expired(2)	–	–	(7)	53.42
Outstanding at end of year(3)	23,355	$51.68	23,609	$49.09
Exercisable at end of year(4)	14,344	$48.08	13,825	$46.25
Available for grant	12,731		15,819

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CONSOLIDATED FINANCIAL STATEMENTS

	Options Outstanding			Options Exercisable
As at October 31, 2014	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$27.24 to $33.89	2,605	4.05	$33.82	2,605	$33.82
$38.19 to $46.02	885	0.94	$44.86	873	$44.94
$47.39 to $52.00	7,663	5.55	$49.39	5,813	$49.21
$52.57 to $63.98	12,202	7.14	$57.43	5,053	$54.67
	23,355	6.04	$51.68	14,344	$48.08

(1)	Excludes SARs.
(2)	Excludes renouncement of Tandem SARs by employees while retaining their corresponding option for shares.
(3)	Includes outstanding options of 363,775 Tandem SARs (2013 – 643,851) and 578,672 options originally issued under HollisWealth plans (2013 – 712,714).
(4)	Includes exercisable options of 363,775 Tandem SARs (2013 – 643,851) and 416,517 options originally issued under HollisWealth plans (2013 – 370,922).

(b)	Employee share ownership plans

Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50% of eligible contributions, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2014, the Bank’s contributions totalled $30 million (2013 – $30 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2014, an aggregate of 19 million common shares were held under the employee share ownership plans (2013 – 20 million). The shares in the employee share ownerships plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. These units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2014, an aggregate expense of $242 million (2013 – $192 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense was net of gains arising from derivatives used to manage the volatility of share-based payment of $92 million (2013 – $144 million).

As at October 31, 2014, the share-based payment liability recognized for vested awards under these plans was $901 million (2013 –$840 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2014, there were 1,600,374 units awarded and outstanding of which

1,600,374 units were vested (2013 – 1,887,092).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2014, there were 333,315 units outstanding (2013 – 358,859).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2014, there were 2,346,330 units (2013 –2,337,448) awarded and outstanding of which 1,659,401 were vested (2013 –1,581,071).

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of outstanding shares due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2014, there were 9,409,639 units (2013 – 9,570,495) outstanding subject to performance criteria, of which 8,011,356 units were vested (2013 – 7,872,540).

Deferred Performance Plan

Under the Deferred Performance Plan, a portion of the bonus received by Global Banking & Markets employees (which is accrued and expensed in the year to which it relates) is allocated to qualifying employees in the form of units. These units are subsequently paid in cash to the employees over each of the following three years. Changes

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CONSOLIDATED FINANCIAL STATEMENTS

in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in the salaries and employee benefits expense in the Consolidated Statement of Income.

(d)	Share Bonus and Retention Award Plans

Prior to the acquisition of HollisWealth and related entities (formerly DundeeWealth) on February 1, 2011, HollisWealth had established share bonus plans for eligible participants. The share bonus plans permitted common shares of HollisWealth to be issued from treasury or purchased in the market. At the time of the acquisition of HollisWealth, the share bonus awards that were granted but not yet vested were converted into 377,516 Bank of Nova Scotia common shares to be issued from treasury. As at October 31, 2014, there were 21,739 (2013 – 40,950) share bonus awards outstanding from the HollisWealth share bonus plans. During 2014, 17,615 common shares were issued from treasury for these plans (2013 – 35,114) and 1,596 awards were forfeited (2013 – 3,038). Share bonus awards have not been granted under these plans since February 1, 2011.

Prior to the acquisition of HollisWealth, HollisWealth had established share-based retention award plans whereby HollisWealth purchased shares in the market to be held in trust for the benefit of certain employees and portfolio managers. At the time of the acquisition of HollisWealth, the retention awards were converted to Bank common shares, other securities and cash. As at October 31, 2014 there were nil (2013 – 133,318) Bank common shares held in trust for these plans. Retention awards have not been granted under these plans since February 1, 2011.

The share bonus and retention award plans are considered to be equity-classified awards. As at October 31, 2014, the amount recorded in equity-other reserves for vested awards for these plans was $5 million (2013 – $13 million). In 2014, no expense and no future unrecognized compensation costs were recognized. In 2013, an expense of $2 million was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2013, future unrecognized compensation costs for non-vested share bonus retention awards was $1 million, which is to be recognized over a weighted-average period of 0.97 years.

30	Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$565	$460	$94
Provincial	423	376	200
Adjustments related to prior periods	(70)	(8)	12
Foreign	865	856	784
Adjustments related to prior periods	(3)	(13)	(21)
	1,780	1,671	1,069

Deferred income taxes:
Domestic:
Federal	141	38	290
Provincial	66	27	182
Foreign	15	1	27
	222	66	499
Total provision for income taxes in the Consolidated Statement of Income	$2,002	$1,737	$1,568

Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(248)	$(99)	$(47)
Deferred income taxes	(174)	207	(265)
	(422)	108	(312)

Reported in:
Other Comprehensive Income	(432)	94	(330)
Retained earnings	4	(3)	–
Common shares	1	5	(2)
Other reserves	5	12	20
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(422)	108	(312)
Total provision for income taxes	$1,580	$1,845	$1,256

Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$163	$118	$559
Deferred tax expense (benefit) of tax rate changes	–	(5)	(41)
Deferred tax benefit of previously unrecognized tax losses, tax credits and temporary differences	59	(47)	(19)
	$222	$66	$499
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2014		2013(1)		2012(1)
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at statutory rate	$2,439	26.2%	$2,185	26.2%	$2,099	26.4%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(177)	(1.9)	(250)	(3.0)	(229)	(2.9)
Tax-exempt income from securities	(212)	(2.3)	(214)	(2.6)	(185)	(2.3)
Deferred income tax effect of substantively enacted tax rate changes	–	–	(5)	(0.1)	(41)	(0.5)
Other, net	(48)	(0.5)	21	0.3	(76)	(1.0)
Total income taxes and effective tax rate	$2,002	21.5%	$1,737	20.8%	$1,568	19.7%
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

In 2014, the statutory tax rate remained consistent with 2013. The change in the statutory tax rates between 2013 and 2012 was primarily due to the reduction in the Canadian federal and provincial tax rates.

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2014	2013(1)	2014	2013(1)
Deferred tax assets:
Loss carryforwards	$138	$46	$620	$756
Allowance for credit losses	(63)	(33)	669	600
Deferred compensation	(45)	18	254	228
Deferred income	(6)	3	282	239
Property and equipment	92	(27)	91	164
Pension and other post-retirement benefits	(2)	31	683	533
Securities	144	7	145	186
Other	46	111	290	379
Total deferred tax assets	$304	$156	$3,034	$3,085
Deferred tax liabilities:
Deferred income	$6	$37	$75	$61
Property and equipment	13	13	64	56
Pension and other post-retirement benefits	38	35	132	108
Securities	9	(43)	60	62
Intangible assets	33	(16)	881	932
Other	(17)	64	513	519
Total deferred tax liabilities	$82	$90	$1,725	$1,738
Net deferred tax assets (liabilities)(2)	$222	$66	$1,309	$1,347
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

(2)	For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $1,309 (2013 – $1,347) are represented by deferred tax assets of $1,763 (2013 – $1,938), and deferred tax liabilities of $454 (2013 – $591) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2014	2013(1)
Balance at beginning of year	$1,347	$1,707
Deferred tax benefit (expense) for the year recorded in income	(222)	(66)
Deferred tax benefit (expense) for the year recorded in equity	174	(207)
Acquired in business combinations	–	(52)
Other	10	(35)
Balance at end of year	$1,309	$1,347
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $338 million (2013 – $279 million). The amount related to unrecognized tax losses is $38 million, which will expire as follows: $20 million in 2018 and beyond and $18 million have no fixed expiry date.

Included in the net deferred tax asset are tax benefits of $1 million (2013 – $49 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits.

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Deferred tax liabilities are not required to be recognized for taxable temporary differences arising on investments in subsidiaries, associates and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. At the end of the year taxable temporary differences of $38.7 billion (2013 – $32.7 billion) related to the Bank’s investment in subsidiaries were not recognized as deferred tax liabilities in line with these requirements.

31	Employee benefits

The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

Global pension plans

The principal pension plans include plans in Canada, the US, Mexico, the UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The Bank has a strong and well defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.

Actuarial valuations for funding purposes for the Bank’s pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statute.

Scotiabank Pension Plan (Canada)

The most significant pension plan is the Scotiabank Pension Plan (SPP) in Canada, a defined benefit pension plan. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to ensure compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

—

The Human Resources Committee (HRC) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HRC also reviews and recommends any amendments to the SPP to the Board of Directors.

—

PAIC is responsible for recommending the investment policy to the HRC, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits.

—

The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment management firms. PAIC and the MTC both have representation from independent members on the committees.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2013. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.

Other benefit plans

The principal other benefit plans include plans in Canada, the US, Mexico, Uruguay, the UK, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.

Key assumptions

The financial information reported below in respect of pension and other benefit plans are based on a number of assumptions. The most significant assumption is the discount rate, which is set by reference to the yields on high quality corporate bonds with durations that match the defined benefit obligations. This discount rate must also be used to determine the annual benefit expense. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

Risk management

The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

—	there is a decline in discount rates; and/or
—	plan assets returns are less than expected; and/or
—	plan members live longer than expected; and/or
—	health care costs are higher than assumed.

In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

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CONSOLIDATED FINANCIAL STATEMENTS

a) Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2014	SPP	Other	International	Canada	International
Percentage of total benefit obligations	73%	10%	17%	64%	36%
Percentage of total plan assets	77%	5%	18%	21%	79%
Percentage of total benefit expense	78%	18%	4%	60%	40%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2013	SPP	Other	International	Canada	International
Percentage of total benefit obligations	74%	10%	16%	67%	33%
Percentage of total plan assets	77%	5%	18%	30%	70%
Percentage of total benefit expense	76%	14%	10%	61%	39%

b) Cash contributions and payments

The table below shows the cash contributions and payments made by the Bank to its principal plans in 2014, and the two prior years.

Contributions to the principal plans for the year ended October 31 ($ millions)	2014	2013	2012
Defined benefit pension plans (cash contributions to fund the plans, including paying benefits to beneficiaries under the unfunded pension arrangements)
– SPP	$268	$331	$252
– All other plans	75	72	86
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	46	59	56
Defined contribution pension plans (cash contributions)	21	19	13
Total contributions(1)	$410	$481	$407

(1)	Based on preliminary estimates, the Bank expects to make contributions of $243 to the SPP, $57 to all other defined benefit pension plans, $44 to other benefit plans and $21 to defined contribution plans for the year ending October 31, 2015.

c) Funded and unfunded plans

The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2014	2013	2012	2014	2013	2012
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$376	$342	$339	$1,201	$1,121	$1,132
Benefit obligation of plans that are wholly or partly funded	7,571	6,598	6,339	418	389	369

Funded Status
Benefit obligation of plans that are wholly or partly funded	$7,571	$6,598	$6,339	$418	$389	$369
Fair value of assets	7,323	6,647	5,607	341	332	311
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$(248)	$49	$(732)	$(77)	$(57)	$(58)
Benefit obligation of plans that are wholly unfunded	$376	$342	$339	$1,201	$1,121	$1,132
Excess (deficit) of fair value of assets over total benefit obligation	$(624)	$(293)	$(1,071)	$(1,278)	$(1,178)	$(1,190)
Effect of asset limitation and minimum funding requirement	(76)	(77)	(130)	–	–	–
Net asset (liability) at end of year	$(700)	$(370)	$(1,201)	$(1,278)	$(1,178)	$(1,190)

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d) Financial information

The following tables present financial information related to the Bank’s principal plans.

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2014	2013	2012	2014	2013	2012
Change in benefit obligation
Benefit obligation at beginning of year	$6,940	$6,678	$5,434	$1,510	$1,501	$1,405
Current service cost	262	247	183	41	45	63
Interest cost on benefit obligation	342	314	313	84	75	81
Employee contributions	21	18	17	–	–	–
Benefits paid	(393)	(397)	(345)	(66)	(61)	(59)
Actuarial loss (gain)	731	62	1,063	35	(68)	34
Past service cost	(19)	–	19	7	3	(24)
Settlements	–	–	–	(23)	–	–
Foreign exchange	63	18	(6)	31	15	1
Benefit obligation at end of year	$7,947	$6,940	$6,678	$1,619	$1,510	$1,501

Change in fair value of assets
Fair value of assets at beginning of year	$6,647	$5,607	$5,213	$332	$311	$286
Interest income on fair value of assets	334	276	311	25	21	22
Return on plan assets in excess of interest income on fair value of assets	310	747	93	11	(8)	2
Employer contributions	343	403	338	46	59	56
Employee contributions	21	18	17	–	–	–
Benefits paid	(393)	(397)	(345)	(66)	(61)	(59)
Settlements	–	–	–	(18)	–	–
Foreign exchange	61	(7)	(20)	11	10	4
Fair value of assets at end of year	$7,323	$6,647	$5,607	$341	$332	$311

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$(624)	$(293)	$(1,071)	$(1,278)	$(1,178)	$(1,190)
Effect of asset limitation and minimum funding requirement(1)	(76)	(77)	(130)	–	–	–
Net asset (liability) at end of year	$(700)	$(370)	$(1,201)	$(1,278)	$(1,178)	$(1,190)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	$117	$132	$89	$–	$–	$–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(817)	(502)	(1,290)	(1,278)	(1,178)	(1,190)
Net asset (liability) at end of year	$(700)	$(370)	$(1,201)	$(1,278)	$(1,178)	$(1,190)

Annual benefit expense
Current service cost	$262	$247	$183	$41	$45	$63
Net interest expense (income)	15	50	15	59	54	59
Past service costs	(19)	–	19	7	3	(24)
Amount of settlement (gain) loss recognized	–	–	–	(5)	–	–
Remeasurement of other long-term benefits	–	–	–	5	(24)	(37)
Benefit expense (income) recorded in the Consolidated Statement of Income	$258	$297	$217	$107	$78	$61

Remeasurements
(Return) on plan assets in excess of interest income on fair value of assets	$(310)	$(747)	$(93)	$(8)	$10	$(3)
Actuarial loss (gain) on benefit obligation	731	62	1,063	27	(46)	70
Change in the asset limitation and minimum funding requirement	(8)	(53)	(13)	–	–	–
Remeasurements recorded in OCI	$413	$(738)	$957	$19	$(36)	$67
Defined contribution benefit expense	21	19	13	–	–	–
Total benefit cost	$692	$(422)	$1,187	$126	$42	$128

Additional details on actual return on assets and actuarial (gains) and losses
Actual return on assets	$644	$1,023	$404	$36	$13	$24
Actuarial (gains) and losses from changes in demographic assumptions	54	174	141	(26)	32	1
Actuarial (gains) and losses from changes in financial assumptions	645	(201)	894	102	(87)	86
Actuarial (gains) and losses from changes in experience assumptions	32	89	28	(41)	(13)	(53)

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	$556	$509	$429	$–	$–	$–
In property occupied by Scotiabank	4	4	3	–	–	–

(1)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

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CONSOLIDATED FINANCIAL STATEMENTS

e) Maturity profile of the defined benefit obligation

The weighted average duration of the total benefit obligation at October 31, 2014 is 14.7 years (2013 – 14.5 years, 2012 – 17.3 years).

f) Key assumptions (%)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2014	2013	2012	2014	2013	2012
Benefit obligation at end of year
Discount rate – all plans	4.46%	5.04%	4.80%	5.24%	5.56%	5.00%
Discount rate – Canadian plans only	4.20%	4.80%	4.60%	4.12%	4.80%	4.50%
Rate of increase in future compensation(1)	2.77%	2.84%	2.80%	4.51%	4.49%	4.40%
Benefit expense (income) for the year
Discount rate – all plans	5.04%	4.80%	5.90%	5.56%	5.00%	5.90%
Discount rate – Canadian plans only	4.80%	4.60%	5.70%	4.80%	4.50%	5.50%
Rate of increase in future compensation(1)	2.84%	2.80%	3.30%	4.49%	4.40%	4.60%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	6.37%	6.51%	6.60%
Ultimate rate	n/a	n/a	n/a	5.02%	4.98%	4.90%
Year ultimate rate reached	n/a	n/a	n/a	2029	2029	2029
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.0	22.4	21.0	23.0	22.4	21.0
Life expectancy at 65 for current pensioners – female	24.2	23.8	23.4	24.2	23.8	23.4
Life expectancy at 65, for future pensioners currently aged 45 – male	24.0	23.3	22.5	24.0	23.3	22.5
Life expectancy at 65, for future pensioners currently aged 45 – female	25.1	24.6	24.2	25.1	24.6	24.2

(1)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

g) Sensitivity analysis

The sensitivity analysis presented below may not represent the actual change in obligation as changes in assumptions may be somewhat correlated. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2014 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,242	$89	$268	$20
0.25% increase in rate of increase in future compensation	88	9	1	–
1% increase in health care cost trend rate	n/a	n/a	155	18
1% decrease in health care cost trend rate	n/a	n/a	(123)	(14)
1 year increase in Canadian life expectancy	115	7	23	1

h) Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment management firms – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded; the assets reflected for these other benefit plans are related to programs in Canada and Mexico.

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The tables below shows the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans			Other benefit plans
Asset category %	Actual 2014	Actual 2013	Actual 2012	Actual 2014	Actual 2013	Actual 2012
Cash and cash equivalents	4%	1%	1%	2%	2%	3%

Equity Investments
Quoted in an active market	42%	48%	49%	46%	44%	40%
Non quoted	22%	20%	19%	–%	–%	–%
	64%	68%	68%	46%	44%	40%
Fixed income investments
Quoted in an active market	6%	4%	5%	28%	29%	30%
Non quoted	23%	24%	25%	24%	25%	27%
	29%	28%	30%	52%	54%	57%

Other – Non quoted	3%	3%	1%	–%	–%	–%
Total	100%	100%	100%	100%	100%	100%

Target asset allocation at October 31, 2014 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	2%
Equity investments	63%	46%
Fixed income investments	31%	52%
Other	6%	–%
Total	100%	100%

32	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth & Insurance and Global Banking & Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

–	the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

Effective fiscal 2014, the Bank enhanced its funds transfer pricing methodology that is used to allocate interest income and expense to the business lines. The enhancements included a transfer of higher regulatory liquidity costs, and a reduced interest value for certain deposit types. These enhancements result in reducing the net interest cost in the Other segment and reducing the net interest income in the business segments. These changes have no impact on the Bank’s consolidated results. Prior years’ amounts have also been retrospectively adjusted for IFRS changes described starting on page 138. The impact of both these changes on net income attributable to equity holders is presented below:

For the year ended October 31, 2013 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(36)	(13)	(8)	11	3	(43)
Funds transfer pricing methodology changes	(117)	(10)	(57)	(38)	222	–
Total	(153)	(23)	(65)	(27)	225	(43)

For the year ended October 31, 2012 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(29)	2	(6)	(15)	(1)	(49)
Funds transfer pricing methodology changes	(109)	(9)	(44)	(32)	194	–
Total	(138)	(7)	(50)	(47)	193	(49)

Changes to operating segments effective November 1, 2014

In fiscal 2015, the Canadian and International businesses of Global Wealth & Insurance will be included in Canadian Banking and International Banking’s results respectively. As well, certain Asia business activity currently reported in International Banking will be included in Global Banking and Markets. Prior period comparative results will be restated.

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CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

For the year ended October 31, 2014
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income(2)	$5,690	$5,352	$446	$728	$89	$12,305
Net fee and commission revenues	1,672	1,460	3,364	1,522	(281)	7,737
Net income from investments in associated corporations	–	411	156	–	(139)	428
Other operating income	74	300	1,080	1,563	117	3,134
Total revenues	7,436	7,523	5,046	3,813	(214)	23,604
Provision for credit losses	661	1,031	2	9	–	1,703
Depreciation and amortization	151	189	35	55	10	440
Other operating expenses	3,659	4,141	2,692	1,674	(5)	12,161
Provision for income taxes	777	489	440	616	(320)	2,002
Net income	$2,188	$1,673	$1,877	$1,459	$101	$7,298
Net income attributable to non-controlling interests in subsidiaries	–	181	46	–	–	227
Net income attributable to equity holders of the Bank	$2,188	$1,492	$1,831	$1,459	$101	$7,071
Average assets ($ billions)	$280	$139	$15	$283	$79	$796
Average liabilities ($ billions)	$193	$89	$20	$209	$237	$748

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2014 ($354) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.

For the year ended October 31, 2013(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(2)	Total
Net interest income	$5,419	$4,923	$409	$787	$(188)	$11,350
Net fee and commission revenues	1,507	1,403	2,935	1,268	(196)	6,917
Net income from investments in associated corporations	10	668	230	–	(227)	681
Other operating income	37	427	422	1,525	(60)	2,351
Total revenues	6,973	7,421	3,996	3,580	(671)	21,299
Provision for credit losses	478	781	3	26	–	1,288
Depreciation and amortization	189	205	67	53	6	520
Other operating expenses	3,394	3,933	2,344	1,536	(63)	11,144
Provision for income taxes	761	584	336	510	(454)	1,737
Net income	$2,151	$1,918	$1,246	$1,455	$(160)	$6,610
Net income attributable to non-controlling interests in subsidiaries	–	192	39	–	–	231
Net income attributable to equity holders of the Bank	$2,151	$1,726	$1,207	$1,455	$(160)	$6,379
Average assets ($ billions)	$272	$121	$14	$250	$92	$749
Average liabilities ($ billions)	$186	$78	$17	$189	$236	$706

(1)	Certain prior period amounts are retrospectively adjusted to reflect (i) the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4), and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2013 ($312), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

For the year ended October 31, 2012(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(2)	Total
Net interest income	$4,610	$4,456	$442	$760	$(298)	$9,970
Net fee and commission revenues	1,477	1,298	2,469	1,218	(216)	6,246
Net income from investments in associated corporations	3	385	209	1	(150)	448
Other operating income	51	346	394	1,525	666	2,982
Total revenues	6,141	6,485	3,514	3,504	2	19,646
Provision for credit losses	506	613	3	30	100	1,252
Depreciation and amortization	148	181	63	53	5	450
Other operating expenses	3,044	3,502	2,013	1,454	(27)	9,986
Provision for income taxes	642	463	315	524	(376)	1,568
Net income	$1,801	$1,726	$1,120	$1,443	$300	$6,390
Net income attributable to non-controlling interests in subsidiaries	3	168	25	–	–	196
Net income attributable to equity holders of the Bank	$1,798	$1,558	$1,095	$1,443	$300	$6,194
Average assets ($ billions)	$225	$109	$14	$219	$92	$659
Average liabilities ($ billions)	$150	$70	$16	$165	$223	$624

(1)	Certain prior period amounts are retrospectively adjusted to reflect (i) the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4), and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2012 ($288), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONSOLIDATED FINANCIAL STATEMENTS

Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2014 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$6,219	$440	$1,180	$935	$3,576	$12,350
Net fee and commission revenues	5,282	451	495	454	1,344	8,026
Net income from investments in associated corporations	156	–	–	6	405	567
Other operating income	1,633	359	104	74	917	3,087
Total revenues	13,290	1,250	1,779	1,469	6,242	24,030
Provision for credit losses	662	6	240	267	528	1,703
Operating expenses	6,986	513	1,154	645	3,399	12,697
Provision for income taxes	1,156	237	35	175	497	2,100
	$4,486	$494	$350	$382	$1,818	$7,530
Corporate adjustments						(232)
Net income						$7,298
Net income attributable to non-controlling interests in subsidiaries						227
Net income attributable to equity holders of the Bank						$7,071
Total average assets ($ billions)	$470	$117	$24	$17	$155	$783
Corporate adjustments						13
Total average assets, including corporate adjustments						$796

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2013(2) ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$5,706	$461	$1,048	$895	$3,325	$11,435
Net fee and commission revenues	4,588	459	452	416	1,204	7,119
Net income from investments in associated corporations	239	–	4	5	659	907
Other operating income	904	287	122	72	948	2,333
Total revenues	11,437	1,207	1,626	1,388	6,136	21,794
Provision for credit losses	472	38	130	246	402	1,288
Operating expenses	6,441	464	1,050	628	3,230	11,813
Provision for income taxes	956	190	61	166	510	1,883
	$3,568	$515	$385	$348	$1,994	$6,810
Corporate adjustments						(200)
Net income						$6,610
Net income attributable to non-controlling interests in subsidiaries						231
Net income attributable to equity holders of the Bank						$6,379
Total average assets ($ billions)	$434	$110	$21	$15	$143	$723
Corporate adjustments						26
Total average assets, including corporate adjustments						$749

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
(2)	Certain prior period amounts are retrospectively adjusted to reflect (i) the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4) and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

For the year ended October 31, 2012(2) ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,747	$527	$846	$832	$3,127	$10,079
Net fee and commission revenues	4,226	422	416	376	977	6,417
Net income from investments in associated corporations	214	–	3	4	377	598
Other operating income	1,472	275	58	24	986	2,815
Total revenues	10,659	1,224	1,323	1,236	5,467	19,909
Provision for credit losses	515	20	89	180	348	1,152
Operating expenses	5,770	412	857	587	2,914	10,540
Provision for income taxes	856	286	34	156	367	1,699
	$3,518	$506	$343	$313	$1,838	$6,518
Corporate adjustments						(128)
Net income						$6,390
Net income attributable to non-controlling interests in subsidiaries						196
Net income attributable to equity holders of the Bank						$6,194
Total average assets ($ billions)	$378	$91	$20	$12	$131	$632
Corporate adjustments						27
Total average assets, including corporate adjustments						$659

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
(2)	Certain prior period amounts are retrospectively adjusted to reflect (i) the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4) and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

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CONSOLIDATED FINANCIAL STATEMENTS

33	Related party transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), certain direct reports of the CEO including Group Heads and the Chief Financial Officer.

For the year ended October 31 ($ millions)	2014	2013
Salaries and cash incentives(1)	$17	$20
Equity-based payment(2)	25	34
Pension and other benefits(1)	3	2
Total	$45	$56

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’

Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 29 for further details of these plans.

Loans and deposits of key management personnel

As at October 31 ($ millions)	2014	2013
Loans	$4	$1
Deposits	$5	$12

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $9.4 million as at October 31, 2014 (2013 – $3.5 million), while actual utilized amounts were $3.4 million (2013 – $1.3 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2014	2013	2012
Net income	$11	$20	$21
Loans	553	511	451
Deposits	223	287	572
Guarantees and commitments	75	58	49

The Bank manages assets of $1.8 billion (October 31, 2013 – $1.7 billion) which is a portion of the Scotiabank principal pension plan assets and earned $4 million (October 31, 2013 – $4 million) in fees.

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CONSOLIDATED FINANCIAL STATEMENTS

34	Principal subsidiaries and non-controlling interests in subsidiaries

(a) Principal subsidiaries(1)

The following table presents the principal subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2014	2013
Canadian
BNS Investments Inc.	Toronto, Ontario	$11,824	$11,707
Montreal Trust Company of Canada	Montreal, Quebec
Hollis Canadian Bank	Toronto, Ontario	858	822
HollisWealth Inc.	Toronto, Ontario	3,728	3,869
Tangerine Bank	Toronto, Ontario	3,329	3,267
National Trustco Inc.	Toronto, Ontario	538	640
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Toronto, Ontario	49	47
1832 Asset Management L.P.	Toronto, Ontario	810	373
Scotia Capital Inc.	Toronto, Ontario	1,327	1,045
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	357	267
Scotia Life Insurance Company	Toronto, Ontario	174	148
Scotia Mortgage Corporation	Toronto, Ontario	695	589
Scotia Securities Inc.	Toronto, Ontario	16	52

International
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombia	1,271	1,241
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	306	286
The Bank of Nova Scotia International Limited	Nassau, Bahamas	12,731	11,604
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico, D.F., Mexico	3,022	2,700
Nova Scotia Inversiones Limitada	Santiago, Chile	2,491	2,452
Scotiabank Chile (99.6%)	Santiago, Chile
Scotia Capital (USA) Inc.(2)	New York, New York
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	435	483
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited (77.0%)	Kingston, Jamaica
Scotia Holdings (US) Inc.(3)	Houston, Texas
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	820	863
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotia Uruguay Holdings S.A.	Montevideo, Uruguay	335	296
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	181	158
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	104	96
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank de Puerto Rico	San Juan, Puerto Rico	1,069	937
Scotiabank El Salvador, S.A. (99.3%)	San Salvador, El Salvador	488	427
Scotiabank Europe plc	London, United Kingdom	2,110	1,996
Scotiabank Peru S.A.A. (97.8%)	Lima, Peru	2,784	2,560
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago	344	291

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

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CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

(b) Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at				For the year ended
	2014			2013	2014		2013
October 31 ($ millions)	Non-controlling interest %		Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Banco Colpatria Multibanca Colpatria S.A.(1)	49.0%		$518	$423	$125	$21	$129	$31
Scotia Group Jamaica Limited	28.2%		245	226	31	16	33	16
Scotiabank Trinidad and Tobago Limited	49.1%		294	260	45	30	44	24
Other	0.1% - 49.0%	(2)	255	229	26	9	25	9
Total			$1,312	$1,138	$227	$76	$231	$80

(1)	Non-controlling interest holders for Banco Colpatria Multibanca Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.
(2)	Range of non-controlling interest % for other subsidiaries.

Summarized financial information of the Bank’s subsidiaries with significant non-controlling interests are as follows:

	As at and for the year ended October 31, 2014
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$1,009	$237	$11,259	$10,203
Scotia Group Jamaica Limited	340	119	4,157	3,215
Scotiabank Trinidad and Tobago Limited	228	146	3,756	3,015

	As at and for the year ended October 31, 2013
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$917	$263	$10,516	$8,862
Scotia Group Jamaica Limited	350	118	3,902	3,164
Scotiabank Trinidad and Tobago Limited	204	92	3,223	2,684

35	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Banking
Card revenues	$933	$816	$768
Deposit and payment services	1,183	1,122	1,083
Credit fees	1,014	943	897
Other	609	589	439
Total banking revenues	$3,739	$3,470	$3,187
Wealth management
Mutual funds	$1,468	$1,280	$1,125
Brokerage fees	943	848	721
Investment management and trust	383	365	324
Total wealth management revenues	$2,794	$2,493	$2,170
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).

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CONSOLIDATED FINANCIAL STATEMENTS

36	Trading revenues

The following table presents details of trading revenues.

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Interest rate and credit	$415	$596	$503
Equities	92	120	115
Commodities	359	338	425
Foreign exchange	208	198	233
Other	40	48	23
Total	$1,114	$1,300	$1,299
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of IFRS 10 in 2014 (refer to Note 4).

37	Earnings per share

For the year ended October 31 ($ millions)	2014	2013(1)	2012(1)
Basic earnings per common share
Net income attributable to common shareholders	$6,916	$6,162	$5,974
Average number of common shares outstanding (millions)	1,214	1,195	1,133
Basic earnings per common share(2) (in dollars)	$5.69	$5.15	$5.27
Diluted earnings per common share
Net income attributable to common shareholders	$6,916	$6,162	$5,974
Adjustments to net income due to:(3)
Capital instruments	–	18	54
Share-based payment options and others	8	3	(21)
Adjusted income attributable to common shareholders	$6,924	$6,183	$6,007
Average number of common shares outstanding (millions)	1,214	1,195	1,133
Adjustments to average shares due to:(3) (millions)
Capital instruments	–	8	23
Share-based payment options and others	8	6	4
Average number of diluted common shares outstanding (millions)	1,222	1,209	1,160
Diluted earnings per common share(2) (in dollars)	$5.66	$5.11	$5.18
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)	Certain grants of tandem stock appreciation rights or options that the Bank may settle at its own discretion by issuing common shares in relation to non-controlling interest and additional interest in an associated company are not included in the calculation of diluted earnings per share as they were anti-dilutive.

The calculation of diluted earnings per share for 2013 and 2012 includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the diluted earnings per share of these instruments was nil (2013 – $0.02; 2012 – $0.06). The calculation also includes the dilutive impact of share-based payment options, Tandem SARs, and other options. The impact of these instruments was $0.03 (2013 – $0.02; 2012 – $0.03).

During the year, no Tandem SARs were voluntarily renounced by employees (2013 – 2,835,008) (refer to Note 29). The impact of the renouncement in 2013 was not material to the diluted earnings per share.

38	Guarantees and commitments

(a)	Guarantees

The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2014	2013
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$ 26,024	$ 24,201
Liquidity facilities	4,125	4,411
Derivative instruments	6,303	5,705
Indemnifications	578	557

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

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CONSOLIDATED FINANCIAL STATEMENTS

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary against presentation of a documentary demand conforming with the terms and conditions specified therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2014, $4 million (2013 – $3 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

(ii)	Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years. Of the $4,125 million (2013 – $4,411 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 100% (2013 – 94%) is committed liquidity for the Bank’s sponsored conduits.

(iii)	Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2014, $515 million (2013 – $234 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2014, $3 million (2013 – $3 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

–	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
–	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2014	2013(1)
Commercial letters of credit	$1,113	$1,801
Commitments to extend credit(2)
Original term to maturity of one year or less	53,236	44,312
Original term to maturity of more than one year	83,981	74,472
Securities lending	37,110	25,609
Securities purchase and other commitments	720	855
Total	$176,160	$147,049

(1)	2013 has been restated for presentation purposes.
(2)	Includes liquidity facilities, net of credit enhancements.

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(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2014	2013(1)
Assets pledged to:
Bank of Canada(2)	$25	$25
Foreign governments and central banks(2)	1,340	685
Clearing systems, payment systems and depositories(2)	1,207	1,069
Assets pledged in relation to exchange-traded derivative transactions	1,925	1,507
Assets pledged as collateral related to securities borrowed, and securities lent	82,888	54,917
Assets pledged in relation to over-the-counter derivative transactions	6,895	5,773
Assets pledged in relation to covered bond program (Note 16)	18,764	14,197
Assets pledged under CMHC programs (Note 15)	20,394	26,992
Other	4,029	3,605
Total assets pledged	$137,467	$108,770
Obligations related to securities sold under repurchase agreements	80,335	68,868
Total(3)	$217,802	$177,638

(1)	Prior period amounts have been restated to conform with current period presentation.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(3)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

(d)	Other executory contracts

The Bank and its subsidiaries have entered into certain long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

39	Financial instruments – risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2013:

–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);
–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 7. Note 10 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

–	target markets and product offerings are well defined;
–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of write-offs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 10(c).

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e. exposures subject to credit risk capital. The Bank uses the advanced internal ratings based approach

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(AIRB) for all material Canadian, U.S., European portfolios, and effective 2011 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

As at October 31 ($ millions)	2014				2013
	Exposure at default(1)
Category	Drawn(2)	Undrawn commitments	Other exposures(3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$89,287	$43,395	$58,768	$191,450	$169,243
Bank	23,360	10,895	19,598	53,853	59,771
Sovereign	154,381	1,349	4,805	160,535	159,113
	267,028	55,639	83,171	405,838	388,127
Standardized portfolio
Corporate	41,334	3,687	2,639	47,660	43,044
Bank	2,523	59	99	2,681	2,854
Sovereign	5,172	3	–	5,175	5,667
	49,029	3,749	2,738	55,516	51,565
Total non-retail	$316,057	$59,388	$85,909	$461,354	$439,692
Retail(4)
AIRB portfolio
Real estate secured	$123,033	$12,209	$–	$135,242	$133,276
Qualifying revolving	16,011	16,196	–	32,207	28,074
Other retail	24,325	659	–	24,984	20,746
	163,369	29,064	–	192,433	182,096
Standardized portfolio
Real estate secured	23,977	–	–	23,977	21,186
Other retail	22,755	–	–	22,755	20,488
	46,732	–	–	46,732	41,674
Total retail	$210,101	$29,064	$–	$239,165	$223,770
Total	$526,158	$88,452	$85,909	$700,519	$663,462
By geography(5)
Canada	$315,950	$55,799	$33,969	$405,718	$390,613
United States	64,690	19,436	32,843	116,969	104,366
Mexico	19,436	307	1,032	20,775	17,859
Other International
Europe	13,962	5,787	9,522	29,271	30,072
Caribbean	31,666	1,382	1,519	34,567	34,034
Latin America (excluding Mexico)	50,000	1,918	4,031	55,949	49,559
All other	30,454	3,823	2,993	37,270	36,959
Total	$526,158	$88,452	$85,909	$700,519	$663,462

(1)	Exposure at default is presented after credit risk mitigation. Exposures exclude available-for-sale equity securities and other assets.
(2)	Non-retail drawn includes loans, acceptances, deposits with banks and available-for-sale debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.
(3)	Non-retail other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations including first loss protection of $154 (October 31, 2013 - $304), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral. Not applicable for retail exposures.
(4)	During the year, the Bank implemented new retail probability of default (PD), exposure at default (EAD) and loss given default (LGD) models for credit-cards, lines of credit and real estate secured revolving credit.
(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table on page 192 of these financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the balance sheet. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included on the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn(1)		Other Exposures				Market Risk Exposures
As at October 31, 2014 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$54,774	$–	$–	$–	$–	$–	$–	$–	$1,956	$56,730
Precious metals	–	–	–	–	–	–	–	7,286	–	7,286
Trading assets
Securities	–	–	–	–	–	–	–	95,363	–	95,363
Loans	8,465	–	–	–	–	–	8,465	6,043	–	14,508
Other	–	–	–	–	–	–	–	3,377	–	3,377
Financial assets designated at fair value through profit or loss	72	–	–	–	–	39	–	–	–	111
Securities purchased under resale agreements and securities borrowed	–	–	–	93,866	–	–	–	–	–	93,866
Derivative financial instruments	–	–	–	–	33,439	–	31,405	–	–	33,439
Investment securities	33,417	–	–	–	–	4,230	–	–	1,015	38,662
Loans:
Residential mortgages(2)	84,973	127,543	–	–	–	–	–	–	132	212,648
Personal and credit cards	–	82,417	1,776	–	–	–	–	–	11	84,204
Business & government	124,800	–	6,277	–	–	–	–	–	21	131,098
Allowances for credit losses(3)	(861)	–	–	–	–	–	–	–	(2,780)	(3,641)
Customers’ liability under acceptances	9,876	–	–	–	–	–	–	–	–	9,876
Property and equipment	–	–	–	–	–	–	–	–	2,272	2,272
Investment in associates	–	–	–	–	–	–	–	–	3,461	3,461
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	10,884	10,884
Other (including Deferred tax assets)	539	142	–	–	–	–	–	–	10,841	11,522
Total	$316,055	$210,102	$8,053	$93,866	$33,439	$4,269	$39,870	$112,069	$27,813	$805,666

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $83.4 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.

	Credit Risk Exposures						Other Exposures
	Drawn(1)		Other Exposures				Market Risk Exposures
As at October 31, 2013 ($ millions)(4)(5)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$51,274	$–	$–	$–	$–	$–	$–	$–	$2,064	$53,338
Precious metals	–	–	–	–	–	–	–	8,880	–	8,880
Trading assets
Securities	–	–	–	–	–	–	–	84,195	1	84,196
Loans	7,812	–	–	–	–	–	7,812	3,413	–	11,225
Other	–	–	–	–	–	–	–	1,068	–	1,068
Financial assets designated at fair value through profit or loss	69	–	–	–	–	37	–	–	–	106
Securities purchased under resale agreements and securities borrowed	–	–	–	82,533	–	–	–	–	–	82,533
Derivative financial instruments	–	–	–	–	24,503	–	23,147	–	–	24,503
Investment securities	29,309	–	225	–	–	3,691	–	–	1,094	34,319
Loans:
Residential mortgages(2)	86,729	123,039	–	–	–	–	–	–	97	209,865
Personal and credit cards	–	74,068	1,933	–	–	–	–	–	7	76,008
Business & government	113,570	–	5,811	201	–	–	–	–	33	119,615
Allowances for credit losses(3)	(774)	–	–	–	–	–	–	–	(2,499)	(3,273)
Customers’ liability under acceptances	10,556	–	–	–	–	–	–	–	–	10,556
Property and equipment	–	–	–	–	–	–	–	–	2,214	2,214
Investment in associates	–	–	–	–	–	–	–	–	5,326	5,326
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	10,704	10,704
Other (including Deferred tax assets)	1,741	172	–	–	–	–	–	–	10,548	12,461
Total	$300,286	$197,279	$7,969	$82,734	$24,503	$3,728	$30,959	$97,556	$29,589	$743,644

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $86.2 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.
(4)	Certain prior period amounts have been retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(5)	Prior period amounts have been reclassified to conform with current period presentation.

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(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2014, and October 31, 2013, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2013.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0595%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0595% – 0.1563%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0654% – 0.1681%
BBB+	Baa1	BBB (high)		87	0.1004% – 0.2595%
BBB	Baa2	BBB		85	0.1472% – 0.3723%
BBB-	Baa3	BBB (low)		83	0.2156% – 0.5342%
BB+	Ba1	BB (high)		80	0.3378% – 0.5929%
BB	Ba2	BB		77	0.5293% – 0.6582%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.6582% – 0.8292%
B+	B1	B (high)		73	0.8292% – 1.6352%
B to B-	B2 to B3	B to B (low)		70	1.6352% – 3.0890%
CCC+	Caa1	–		65	3.0890% – 10.8179%
CCC	Caa2	–	Watch list	60	10.8179% – 20.6759%
CCC- to CC	Caa3 to Ca	–		40	20.6759% – 37.0263%
–	–	–		30	37.0263% – 60.8493%
Default			Default	27 – 21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2014				2013
		Exposure at Default(1)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(2)	Total	Total
Investment grade	99 – 98	$55,401	$1,186	$13,335	$69,922	$63,434
	95	13,083	7,923	18,964	39,970	41,649
	90	16,170	9,845	18,079	44,094	40,705
	87	15,072	9,233	8,907	33,212	26,808
	85	15,579	7,900	7,092	30,571	32,495
	83	17,738	7,256	6,439	31,433	30,065
Non-Investment grade	80	17,803	6,202	3,170	27,175	26,564
	77	11,564	2,758	1,996	16,318	14,466
	75	10,516	2,222	3,840	16,578	13,446
	73	3,826	758	639	5,223	4,336
	70	4,018	178	360	4,556	3,774
Watch list	65	613	78	124	815	1,030
	60	413	43	44	500	591
	40	769	30	17	816	706
	30	36	–	1	37	11
Default	27 – 21	981	27	10	1,018	1,527
Total, excluding residential mortgages		$183,582	$55,639	$83,017	$322,238	$301,607
Government guaranteed residential mortgages(3)		83,446	–	–	83,446	86,216
Total		$267,028	$55,639	$83,017	$405,684	$387,823
(1)	After credit risk mitigation.
(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, excluding first loss protection of $154 (October 31, 2013 – $304), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.
(3)	These exposures are classified as sovereign exposures and are included in the non-retail category.

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Non-retail standardized portfolio

Non-retail standardized portfolio as at October 31, 2014 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $56 billion (October 31, 2013 – $52 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.

(iii)	Credit quality of retail exposures

The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies. The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2014, 52% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 54%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

As at October 31 ($ millions)	2014						2013
	Exposure at default(1)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	Line of credit	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% – 0.0499%	$19,450	$–	$6,376	$406	$26,232	$16,578
Very Low	0.0500% – 0.1999%	48,891	13,146	6,824	1,268	70,129	87,255
Low	0.2000% – 0.9999%	27,528	11,247	11,036	17,173	66,984	46,058
Medium Low	1.0000% – 2.9999%	3,060	6,235	3,398	3,522	16,215	17,928
Medium	3.0000% – 9.9999%	3,764	–	2,259	1,930	7,953	10,669
High	10.0000% – 19.9999%	578	348	1,380	1	2,307	934
Extremely High	20.0000% – 99.9999%	434	298	709	528	1,969	2,077
Default	100%	213	50	225	156	644	597
Total		$103,918	$31,324	$32,207	$24,984	$192,433	$182,096
(1)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $47 billion as at October 31, 2014 (October 31, 2013 – $42 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized exposures, $24 billion (October 31, 2013 –$21 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:

–	The risks and rewards of the pledged assets reside with the pledgor.
–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
–	Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2014, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $114 billion

(October 31, 2013 – $91 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities lending and derivative transactions.

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 38(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at October 31, 2014 was $353 million (October 31, 2013 – $374 million) mainly comprised of real estate and were classified as either held for sale or held for use as appropriate.

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

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The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2014 and October 31, 2013, the majority of commitments to extend credit had a remaining term to maturity of less than one year.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 10(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

(i)	Non-trading interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

Interest rate sensitivity gap

The following table summarizes carrying amounts of assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the immediately rate sensitive and within 3 months categories. Consumer behaviour assumptions are used to reclassify certain non-maturity assets and liabilities.

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As at October 31, 2014 ($ millions)	Immediately rate sensitive(1)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive		Total
Cash and deposits with financial institutions	$38,584	$12,365	$134	$3	$–	$5,644		$56,730
Precious metals	–	–	–	–	–	7,286		7,286
Trading assets	–	18,957	8,825	21,252	20,652	43,562		113,248
Financial instruments designated at fair value through profit or loss	–	–	12	60	–	39		111
Securities purchased under resale agreements and securities borrowed	24,816	42,495	6,885	1,118	–	18,552		93,866
Investment securities	–	11,496	6,476	13,863	3,073	3,754	(2)	38,662
Loans	20,064	191,325	50,287	145,056	16,093	1,484	(3)	424,309
Other assets	–	–	–	–	–	71,454	(4)	71,454
Total assets	$83,464	$276,638	$72,619	$181,352	$39,818	$151,775		$805,666
Deposits	$76,514	$280,776	$70,150	$86,855	$13,238	$26,484		$554,017
Financial instruments designated at fair value through profit or loss	–	197	84	101	83	–		465
Obligations related to securities sold short	29	164	1,441	11,557	10,925	2,934		27,050
Obligations related to securities sold under repurchase agreements and securities lent	45,254	30,721	6,950	–	–	6,028		88,953
Subordinated debentures	–	–	160	4,447	264	–		4,871
Other liabilities	832	2,773	520	2,861	2,904	71,209	(4)	81,099
Equity	–	373	265	2,296	–	46,277	(4)	49,211
Total liabilities and equity	$122,629	$315,004	$79,570	$108,117	$27,414	$152,932		$805,666
On-balance sheet gap	$(39,165)	$(38,366)	$(6,951)	$73,235	$12,404	$(1,157)		$–
Off-balance sheet gap	–	2,236	2,763	(8,482)	2,816	667		–
Interest rate sensitivity gap based on contractual repricing	$(39,165)	$(36,130)	$(4,188)	$64,753	$15,220	$(490)		$–
Adjustment to expected repricing	85,371	20,559	(16,697)	(55,415)	(6,511)	(27,307)		–
Total interest rate sensitivity gap	$46,206	$(15,571)	$(20,885)	$9,338	$8,709	$(27,797)		$–

As at October 31, 2013 ($ millions)
Total interest rate sensitivity gap	$41,056	$(24,604)	$(16,147)	$16,487	$6,470	$(23,262)		$–

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	Represents common shares, preferred shares, and equity accounted investments.
(3)	Includes net impaired loans, less the collective allowance on performing loans.
(4)	Includes non-financial instruments.

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Average effective yields by the earlier of the contractual repricing or maturity dates

The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

As at October 31, 2014 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	1.0%	1.0%	–%	–%	–%	0.4%
Precious metals	–	–	–	–	–	–	–
Trading assets	–	1.9	2.1	2.8	3.1	–	2.6
Financial assets designated at fair value through profit or loss	–	–	5.6	8.4	–	–	7.9
Securities purchased under resale agreements and securities borrowed	0.4	0.7	0.6	0.8	–	–	0.6
Investment securities(1)	–	3.0	2.2	1.9	3.4	–	2.5
Loans(2)	4.8	3.9	4.3	4.3	5.9	–	4.2
Deposits(3)	0.9	0.9	1.5	2.3	2.9	–	1.3
Financial liabilities designated at fair value through profit or loss	–	1.7	3.3	–	1.1	–	1.5
Obligations related to securities sold short	0.2	1.3	0.4	1.6	2.9	–	2.1
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.3	1.1	0.3	–	–	–	0.6
Subordinated debentures(3)	–	–	0.5	3.8	8.9	–	4.0	(4)
Other liabilities	2.5	4.1	3.0	4.3	4.4	–	4.1

As at October 31, 2013 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	1.2%	0.5%	–%	–%	–%	0.5%
Precious metals	–	–	–	–	–	–	–
Trading assets	–	1.0	1.6	3.0	3.9	–	2.7
Financial assets designated at fair value through profit or loss	–	–	–	7.9	–	–	7.9
Securities purchased under resale agreements and securities borrowed	0.4	0.7	0.5	1.2	–	–	0.6
Investment securities(1)	1.5	3.1	2.5	2.3	3.3	–	2.7
Loans(2)	4.5	3.8	4.7	4.2	6.0	–	4.2
Deposits(3)	1.1	0.9	1.7	2.2	3.9	–	1.3
Financial liabilities designated at fair value through profit or loss	–	2.7	2.3	2.7	2.8	–	2.8
Obligations related to securities sold short	–	0.2	0.4	1.9	3.1	–	2.0
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.2	1.4	0.3	–	–	–	0.7
Subordinated debentures(3)	–	–	4.4	4.4	3.7	–	4.2	(4)
Other liabilities	2.6	4.0	1.7	4.0	4.5	–	3.7

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.
(3)	Yields are based on book values and contractual rates.
(4)	After adjusting for the impact of related derivatives, the yield was 3.7% (2013 – 3.9%).

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31	2014						2013
	Net income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value of equity
100 bp increase	$47	$132	$179	$(355)	$(143)	$(498)	$97	$(572)
100 bp decrease(1)	$(47)	$(40)	$(87)	$263	$211	$474	$(64)	$420
200 bp increase	$95	$265	$360	$(780)	$(279)	$(1,059)	$194	$(1,242)
200 bp decrease(1)	$(95)	$(50)	$(145)	$382	$526	$908	$(114)	$691

(1)	Corresponding with the current low interest rate environment, the annual income sensitivity to a decline in rates, for currencies with rates below 1%, is measured using a 25 bp decline. Prior period amounts have been restated to reflect this change.

(ii) Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Liability Committee (LCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

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The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2014, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $49 million (October 31, 2013 – $47 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2014 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of equity by approximately $260 million (October 31, 2013 – $224 million), net of hedging.

(iii)	Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of available-for-sale equity securities is shown in Note 12.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office, GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2014
($ millions)	As at October 31, 2014	Average	High	Low	As at October 31, 2013
Credit spread plus interest rate	$8.6	$13.1	$22.1	$8.2	$10.9
Credit spread	8.1	9.6	12.4	7.6	7.6
Interest rate	4.2	9.3	18.1	4.2	7.4
Equities	2.2	2.6	5.9	1.5	2.5
Foreign exchange	0.9	0.9	1.9	0.4	1.5
Commodities	3.2	2.8	5.5	1.6	3.7
Debt specific	20.4	15.8	22.2	11.1	14.5
Diversification effect	(12.8)	(14.5)	N/A	N/A	(15.9)
All-Bank VaR	$22.5	$20.8	$27.3	$16.0	$17.2
All-Bank stressed VaR	$38.7	$32.9	$40.3	$25.3	$33.1

Below are the market risk capital requirements as at October 31, 2014.

($ millions)
All-Bank VaR	$241
All-Bank stressed VaR	428
Incremental risk charge	396
Comprehensive risk measure (CRM)	130
CRM surcharge	139
Standardized approach	46
Total market risk capital	$1,380	(1)

(1)	Equates to $17.3 billion of risk-weighted assets.

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(d)	Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. Operational risk, in some form, exists in each of the

Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls with a view to safeguarding client assets and preserving shareholder value.

40	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at October 31, 2014
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$49,912	$1,312	$398	$125	$715	$125	$394	$2	$11,033		$64,016
Trading assets	5,038	6,068	2,921	2,628	3,051	8,707	16,124	25,143	43,568		113,248
Financial instruments designated at fair value through profit or loss	–	–	–	12	–	60	–	–	39		111
Securities purchased under resale agreement and securities borrowed	71,611	14,251	3,604	2,134	1,148	1,118	–	–	–		93,866
Derivative financial instruments	2,216	2,582	1,430	1,059	1,011	3,559	6,922	14,660	–		33,439
Investment securities	1,846	1,674	2,951	1,740	1,577	10,071	9,805	4,697	4,301		38,662
Loans	25,495	21,343	25,828	27,558	23,305	71,750	155,459	28,112	45,459		424,309
Residential mortgages	2,589	3,983	12,441	15,686	12,309	47,999	97,540	18,395	1,706	(1)	212,648
Personal and credit cards	2,719	1,530	2,239	2,797	2,450	7,735	17,448	5,003	42,283		84,204
Business and government	20,187	15,830	11,148	9,075	8,546	16,016	40,471	4,714	5,111	(2)	131,098
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,641)		(3,641)
Customers’ liabilities under acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Other assets	–	–	–	–	–	–	–	–	28,139		28,139
Liabilities and equity
Deposits	$53,612	$58,296	$52,802	$29,330	$22,930	$45,523	$65,793	$14,755	$210,976		$554,017
Personal	7,261	7,401	8,334	8,319	7,850	16,763	17,292	257	101,686		175,163
Non-personal	46,351	50,895	44,468	21,011	15,080	28,760	48,501	14,498	109,290		378,854
Financial instruments designated at fair value through profit or loss	3	23	17	–	–	–	187	235	–		465
Acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Obligations related to securities sold short	34	159	990	269	183	3,912	7,645	10,924	2,934		27,050
Derivative financial instruments	2,156	2,629	1,266	1,386	945	4,232	8,656	15,168	–		36,438
Obligations related to securities sold under repurchase agreements and securities lent	73,074	8,929	2,280	1,586	3,084	–	–	–	–		88,953
Subordinated debentures	–	–	–	–	–	–	–	4,871	–		4,871
Other liabilities	372	489	398	184	92	1,948	2,999	3,387	24,916		34,785
Total equity	–	–	–	–	–	–	–	–	49,211		49,211
Off-Balance sheet commitments
Operating leases	$25	$53	$78	$78	$76	$261	$550	$577	$–		$1,698
Credit commitments(3)	5,062	4,165	9,950	13,315	14,475	13,821	73,224	3,424	5		137,441
Financial guarantees(4)	–	–	–	–	–	–	–	–	27,137		27,137
Outsourcing obligations	19	38	57	57	57	161	286	1	1		677

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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	As at October 31, 2013(1)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$48,721	$1,173	$163	$44	$13	$66	$40	$10	$11,988		$62,218
Trading assets	5,698	6,588	2,551	2,845	1,722	8,055	16,200	16,495	36,335		96,489
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	11	58	–	37		106
Securities purchased under resale agreement and securities borrowed	61,155	12,902	5,735	1,513	1,154	74	–	–	–		82,533
Derivative financial instruments	924	1,712	1,182	764	1,025	2,373	6,766	9,757	–		24,503
Investment securities	1,598	2,883	3,073	2,103	1,235	5,321	11,002	3,383	3,721		34,319
Loans	23,571	20,805	19,196	22,971	20,994	72,664	153,441	25,497	43,076		402,215
Residential mortgages	3,748	4,190	5,967	12,255	10,658	50,964	103,975	16,661	1,447	(2)	209,865
Personal and credit card	4,499	1,337	1,885	2,345	1,827	6,152	13,629	4,326	40,008		76,008
Business and government	15,324	15,278	11,344	8,371	8,509	15,548	35,837	4,510	4,894	(3)	119,615
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,273)		(3,273)
Customers’ liabilities under acceptances	8,114	2,312	129	1	–	–	–	–	–		10,556
Other assets	–	–	–	–	–	–	–	–	30,705		30,705
Liabilities and equity
Deposits	$59,727	$60,272	$46,145	$18,569	$19,540	$50,772	$62,998	$7,993	$191,871		$517,887
Personal	8,693	8,440	8,400	7,900	7,205	17,902	17,051	190	95,267		171,048
Non-personal	51,034	51,832	37,745	10,669	12,335	32,870	45,947	7,803	96,604		346,839
Financial instruments designated at fair value through profit or loss	–	24	11	3	–	6	–	130	–		174
Acceptances	8,114	2,312	129	1	–	–	–	–	–		10,556
Obligations related to securities sold short	406	32	1,009	209	792	3,434	10,601	6,011	2,483		24,977
Derivative financial instruments	1,065	1,812	1,609	1,248	1,128	3,313	9,106	9,986	–		29,267
Obligations related to securities sold under repurchase agreements and securities lent	56,290	14,104	4,256	434	2,419	5	–	–	–		77,508
Subordinated debentures	–	–	–	–	–	–	–	5,841	–		5,841
Other liabilities	406	601	228	192	247	856	3,736	3,009	22,772		32,047
Total equity	–	–	–	–	–	–	–	–	45,387		45,387
Off-Balance sheet commitments
Operating leases	$24	$51	$75	$71	$68	$245	$506	$499	$–		$1,539
Credit commitments(4)	3,042	3,143	9,637	11,671	12,060	11,728	64,194	2,670	5		118,150
Financial guarantees(5)	–	–	–	–	–	–	–	–	26,002		26,002
Outsourcing obligations	20	39	61	59	59	228	445	2	1		914

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4).
(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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41	Business combinations, other acquisitions and divestitures

Current Year

Canadian acquisition

Canadian Tire Financial Services

On October 1, 2014, the Bank acquired a 20% equity interest in Canadian Tire’s Financial Services business (CTFS), for $500 million in cash. Acquisition-related expenses of $5 million were capitalized as part of the carrying value of the investment. Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value. The Bank has also provided a funding commitment to CTFS of $2.25 billion for financing credit card receivables. This investment will be accounted for under the equity method of accounting.

Canadian divestiture

Sale of investment in CI Financial Corp.

On June 17, 2014 the Bank sold 82.8 million shares of its investment in CI Financial Corp. (representing 29.1% ownership) at a price of $31.60 per share. On that date, the remaining holdings of 21.8 million shares, representing 7.7% ownership, were reclassified to available-for-sale securities at market value. The total pre-tax gain of $643 million, is included in other operating income – other.

International acquisition

Cencosud Administradora de Tarjetas S.A.

On June 20, 2014, the Bank announced the acquisition of a 51% controlling interest in Cencosud Administradora de Tarjetas S.A., and certain other smaller entities (collectively, CAT), from Cencosud S.A. (Cencosud), for approximately $300 million in cash. CAT is the financial services business of Cencosud and distributes credit cards and consumer loans in Chile. The Bank and Cencosud have also entered into a 15 year partnership agreement to manage the credit card business and provide additional products and services to customers of both organizations. The transaction is subject to customary closing conditions and regulatory approvals in Chile and Canada and is expected to close in the first quarter of 2015. The transaction, after closing, will result in the consolidation of CAT’s assets and liabilities in the Bank’s consolidated financial statements. As part of the acquisition, the Bank has committed to fund 100% of CAT’s loan portfolio which includes approximately $1.3 billion in outstanding balances in Chile. If the partnership agreement is not renewed at the end of the 15 year term, the Bank’s funding to CAT shall be re-paid and Cencosud has the right to reacquire the 51% controlling interest in CAT from the Bank at the then fair market value.

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CONSOLIDATED FINANCIAL STATEMENTS

Prior year

Canadian acquisition

Acquisition of ING Bank of Canada (subsequently rebranded Tangerine Bank)

On November 15, 2012, the Bank acquired 100% of the issued and outstanding common shares of ING Bank of Canada (subsequently rebranded Tangerine Bank) for cash consideration of $3,126 million. Tangerine, a Canadian chartered bank, primarily offers personal banking products.

Tangerine Bank forms part of the Canadian Banking business segment. The acquisition broadens the Bank’s funding base while supporting the Bank’s overall growth objectives.

Fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with financial institutions	$582
Securities purchased under resale agreements and securities borrowed	3,550
Derivative financial instruments	21
Investment securities	4,552
Loans	30,808
Property and equipment	20
Intangible assets	236
Other assets	313
$40,082
Liabilities
Deposits	$37,029
Derivative financial instruments	62
Obligations related to securities sold under repurchase agreements and securities lent	492
Other liabilities	687
$38,270
Net fair value of identifiable assets and liabilities, including intangible assets	1,812
Goodwill arising on acquisition	1,314
Cash purchase consideration transferred	$3,126

Intangible assets primarily relate to core deposit intangibles, software and other benefits from contractual agreements. Goodwill largely reflects Tangerines’s unique platform and future growth prospects.

To determine the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. There were no loans acquired at deep discount within the purchased loan portfolio.

42	Events after the Consolidated Statement of Financial Position date

Dividend declared

The Board of Directors, at its meeting on December 4, 2014, approved a quarterly dividend of 66 cents per common share. This quarterly dividend applies to shareholders of record as at January 6, 2015, and is payable January 28, 2015.

Approval of consolidated financial statements

The Board of Directors reviewed the 2014 consolidated financial statements and authorized them for issue on December 5, 2014.

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